Exhibit 2.1

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

by and among

FIBERGATE HOLDINGS, INC.,

ZAYO GROUP, LLC,

ZAYO FM SUB, INC.,

WILLIAM J. BOYLE

AND

LOUIS M. BROWN, JR.,

in their capacity as Joint Representatives

Dated as of June 4, 2012

EXECUTION COPY

(i)

ARTICLE VI MUTUAL COVENANTS		31

6.1	Governmental Consents	31
6.2	Investigation and Agreement by Parent and Merger Subsidiary; No Other Representations or Warranties	33

ARTICLE VII CONDITIONS PRECEDENT		34

7.1	Conditions to Each Party’s Obligation	34
7.2	Conditions to Obligation of Parent and Merger Subsidiary	35
7.3	Conditions to Obligations of the Company	36

ARTICLE VIII CLOSING		36

8.1	Closing	36
8.2	Actions to Occur at Closing	36

ARTICLE IX TERMINATION, AMENDMENT AND WAIVER		38

9.1	Termination	38
9.2	Effect of Termination	39
9.3	Fees and Expenses Following Termination	39
9.4	Return of Information	39

ARTICLE X INDEMNIFICATION		40

10.1	Survival of Representations, Warranties and Agreements	40
10.2	Indemnification of the Parent Indemnified Persons	40
10.3	Indemnification of the Securityholder Indemnified Persons	40
10.4	Limitations	41
10.5	Third Party Claims	42
10.6	Direct Claims	44
10.7	Other Claims	44

ARTICLE XI GENERAL PROVISIONS		45

11.1	Reasonable Efforts; Further Assurances	45
11.2	Amendment and Modification	45
11.3	Waiver of Compliance	45
11.4	Severability	45
11.5	Expenses and Obligations	46
11.6	Parties in Interest	46
11.7	Notices	46
11.8	Counterparts	48
11.9	Time	48
11.10	Entire Agreement	48
11.11	Public Announcements	48
11.12	Attorneys’ Fees	48
11.13	Assignment	48
11.14	Rules of Construction	48
11.15	Joint Liability	50
11.16	Governing Law	50
11.17	Waiver of Jury Trial	50
11.18	Consent to Jurisdiction; Venue	50

ARTICLE XII THE JOINT REPRESENTATIVES		51

12.1	Authorization of the Joint Representatives	51
12.2	Compensation; Exculpation; Indemnity	53

(ii)

EXHIBITS AND SCHEDULES

Exhibit A	Defined Terms

Exhibit B	Letter of Transmittal

Exhibit C	Option Surrender Agreement

Exhibit D	Indemnification Escrow Agreement

Exhibit E	Support Agreement

Exhibits F-1, F-2	Non-Compete Agreements

Schedule 3.1(a)	Subsidiaries

Schedule 3.1(b)	Capitalization

Schedule 3.1(c)	Options

Schedule 3.1(d)	Capitalization of Subsidiaries

Schedule 3.1(g)(ii)	Absence of Certain Changes

Schedule 3.1(h)	Compliance with Applicable Laws

Schedule 3.1(i)	Absence of Litigation

Schedule 3.1(j)	Insurance

Schedule 3.1(k)	Leased Real Property

Schedule 3.1(m)	Liens and Encumbrances

Schedule 3.1(o)	Taxes

Schedule 3.1(p)	Material Contracts

Schedule 3.1(q)	Employee Benefit Plans

Schedule 3.1(r)	Intellectual Property

Schedule 3.1(s)	Broker’s Commissions

Schedule 3.1(t)	Network Facilities and Operations

Schedule 4.1	Conduct of Business

Schedule 4.3	Third Party Consents

(iii)

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of June 4, 2012, is made by and among Fibergate Holdings, Inc., a Virginia corporation (the “Company”), Zayo Group, LLC, a Delaware limited liability company (“Parent”), Zayo FM Sub, Inc., a Virginia corporation and a wholly-owned subsidiary of Parent (“Merger Subsidiary”), and William J. Boyle and Louis M. Brown, Jr., in their capacity as Joint Representatives (as hereinafter defined).

PRELIMINARY STATEMENTS

WHEREAS, the Boards of Directors of the Company, Parent and Merger Subsidiary have each determined that it is in their respective best interests to consummate the transactions contemplated by this Agreement on the terms and subject to the conditions provided for herein;

WHEREAS, in furtherance thereof it is proposed that the acquisition be accomplished by the merger of Merger Subsidiary with and into the Company, with the Company being the surviving corporation, in accordance with the Virginia Stock Corporation Act (the “VSCA”);

WHEREAS, the Board of Directors of the Company (i) has determined that this Agreement and the transactions contemplated hereby, including the Merger (as hereinafter defined), are fair to and in the best interests of the Company and its shareholders, (ii) approved and declared the advisability of this Agreement and the transactions contemplated hereby, including the Merger, and (iii) resolved to recommend that the shareholders of the Company adopt this Agreement;

WHEREAS, the Boards of Directors of the Parent (on its own behalf and as sole shareholder of Merger Subsidiary) and Merger Subsidiary have each approved and adopted this Agreement, the Merger and the other transactions contemplated hereby;

WHEREAS, the holders of the requisite number of shares of Common Stock (as hereinafter defined), have by written consent, approved and adopted this Agreement, the Merger and the other transactions contemplated hereby; and

WHEREAS, the Company, Parent and Merger Subsidiary desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

AGREEMENTS

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and upon the terms and subject to the conditions hereinafter set forth, the parties hereto, intending to be legally bound hereby, agree as follows:

ARTICLE I

DEFINED TERMS

1.1 Definitions. Certain terms used in this Agreement are defined in Exhibit A attached hereto.

ARTICLE II

THE MERGER

2.1 Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Subsidiary shall be merged with and into the Company (the “Merger”) in accordance with the terms of, and subject to the conditions set forth in, this Agreement and the VSCA. Following the Merger, the Company shall continue as the surviving corporation in the Merger (sometimes hereinafter referred to as the “Surviving Corporation”) and the separate corporate existence of Merger Subsidiary shall cease.

2.2 Effective Time. As a part of the Closing, the Company, Parent and Merger Subsidiary shall cause Articles of Merger meeting the requirements of Section 13.1-720 of the VSCA (the “Articles of Merger”) to be properly executed and filed with the State Corporation Commission of the Commonwealth of Virginia in accordance with the terms and conditions of the VSCA. The Merger shall become effective upon the issuance of a certificate of merger by the State Corporation Commission of the Commonwealth of Virginia in accordance with the VSCA (the “Effective Time”).

2.3 Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in the VSCA. Without limiting the generality of the foregoing and subject thereto, at the Effective Time all the property, rights, privileges, immunities, powers and franchises of the Company and Merger Subsidiary shall vest in the Surviving Corporation, and all debts, liabilities, obligations and duties of the Company and Merger Subsidiary shall become the debts, liabilities, obligations and duties of the Surviving Corporation.

2.4 Articles of Incorporation. The Articles of Incorporation of the Surviving Corporation will be amended in their entirety to be the same as the Articles of Incorporation of Merger Subsidiary as in effect immediately before the Effective Time (except that the name of Surviving Corporation will be changed to the name of the Company at the Effective Time), until later amended in accordance with the VSCA.

2.5 Bylaws. The bylaws of Surviving Corporation will be amended and restated in their entirety to be the same as the bylaws of Merger Subsidiary as in effect immediately before the Effective Time, until later amended in accordance with the provisions thereof, Surviving Corporation’s Articles of Incorporation, and the VSCA.

2.6 Directors and Officers. The directors and officers of Merger Subsidiary immediately prior to the Effective Time shall be the directors and officers of the Surviving Corporation as of the Effective Time.

2.7 Conversion of Outstanding Shares. At the Effective Time, by virtue of the Merger and without any action on the part of any party:

(a) Each share of common stock, par value $.01 per share, of Merger Subsidiary issued and outstanding immediately prior to the Effective Time shall be converted into and become one (1) fully paid and non-assessable share of common stock, par value $.01 per share, of the Surviving Corporation, so that, after the Effective Time, Parent shall be the holder of all of the issued and outstanding shares of the Surviving Corporation’s common stock.

(b) Each Outstanding Common Share outstanding immediately prior to the Effective Time: (i) shall be converted into the right to receive the consideration described in Section 2.9 below, and (ii) shall otherwise cease to be outstanding, shall be canceled and retired and cease to exist; provided, however, that Dissenting Shares shall not be so converted or represent the right to receive the foregoing consideration, but the holders of such Dissenting Shares shall only be entitled to such rights as are set forth in Section 2.11.

(c) Each share of Common Stock held in the treasury of the Company or by any of the Company’s Subsidiaries immediately prior to the Effective Time shall be canceled and retired without any conversion thereof, and no payment or distribution shall be made with respect thereto.

2.8 Treatment of Options. Prior to the Closing, the Company shall give notice in writing to each holder of an Option (each an “Optionholder” and collectively, the “Optionholders”) outstanding immediately prior to the Effective Time (each an “Outstanding Option” and collectively, the “Outstanding Options”) that (a) all Outstanding Options shall vest and be exercisable immediately prior to the Effective Time and (b) notwithstanding anything to the contrary in the Stock Option Plan or in any stock option agreement, each Outstanding Option shall be deemed to have been cancelled prior to the Effective Time in exchange for the right to receive the consideration described in Section 2.9 below, payable in cash to the holder thereof pursuant to Section 2.14 below. The Company shall take such actions, including amending the Stock Option Plan and stock option agreements, as may be required to facilitate the foregoing.

2.9 Allocation of Merger Consideration. Subject to Section 2.10 below, the Merger Consideration shall be allocated among the holders of Outstanding Common Shares and Outstanding Option Shares as follows:

(a) each Outstanding Common Share shall be converted into the right to receive the Per Share Price; and

(b) each Outstanding Option shall be cancelled in exchange for the right to receive an aggregate amount equal to the product of (i) the Per Share Price multiplied by (ii) the number of Outstanding Option Shares for which such Outstanding Option is exercisable; provided, however, there shall be subtracted from the amount payable to an Optionholder an amount equal to the portion of the Option Consideration payable by such Optionholder for the Outstanding Option Shares pursuant to such Optionholder’s Options.

The amounts payable above to the Common Shareholders and Optionholders on a per share basis, reduced by the amounts to be paid to the Indemnification Escrow Agent and deposited into the Indemnification Escrow Account, are sometimes referred to herein as the “Common Per Share Closing Consideration”, and, for each Optionholder, such Optionholder’s applicable “Option Per Share Closing Consideration”, respectively.

2.10 Adjustments to Merger Consideration.

(a) The parties intend that, on the Closing Date, the Company will have $0 (the “Target Closing NWC”) of Net Working Capital. To the extent that the Company has less than the Target Closing NWC on the close of business on the Closing Date, such deficiency will be deducted from the Base Amount, as the “Net Working Capital Adjustment.”

(b) The parties intend that, on the Closing Date, the Company will have $0 (the “Target Closing Indebtedness”) of Indebtedness. To the extent that the Company has more than the Target Closing Indebtedness on the close of business on the Closing Date, such additional debt will be deducted from the Base Amount, as the “Debt Adjustment.”

(c) No later than 11:00 a.m. Eastern Standard Time at least two (2) Business Days prior to the Closing Date, the Company shall prepare and deliver to Parent a statement (the “Preliminary Closing Statement”) setting forth in good faith its computations of estimated Net Working Capital (the “Preliminary Closing NWC”) and estimated Indebtedness (the “Preliminary Closing Indebtedness”) as of the close of business on the anticipated Closing Date. The parties will use the Preliminary Closing NWC and Preliminary Closing Indebtedness to calculate the Common Per Share Closing Consideration and Option Per Share Closing Consideration for purposes of Closing.

(d) As promptly as practicable following the Closing Date, but in no event later than thirty (30) days thereafter, the Joint Representatives shall cause to be prepared and delivered to Parent a statement (the “Post-Closing Statement”) setting forth the calculation of Net Working Capital and Indebtedness as of the close of business on the the Closing Date. The Post-Closing Statement shall be prepared in good faith in accordance with GAAP and, to the extent not inconsistent with GAAP, in a manner consistent with the past practices of the Company. Parent shall cooperate in all reasonable respects with the Joint Representatives (and their respective representatives) in connection with the preparation of the Post-Closing Statement, including affording the Joint Representatives (and their respective representatives) reasonable access to all books and records and all financial and accounting personnel of the Surviving Corporation.

(e) Parent shall have thirty (30) days after the receipt of the Post-Closing Statement (the “Review Period”) to review the information and calculations provided therein. During the Review Period, the Joint Representatives shall afford Parent (and its representatives) reasonable access to all books and records and all financial and accounting personnel used to prepare the Post-Closing Statement under control of or in the possession of the Joint Representatives.

(f) Parent may dispute the calculation of the Post-Closing Statement within the Review Period by providing written notice (a “Dispute Notice”) to the Joint Representatives of such dispute, setting forth in detail the particulars of such dispute, including Parent’s calculation of Net Working Capital and Indebtedness. In the event that Parent does not deliver a Dispute Notice within the Review Period, then the Post-Closing Statement shall be final and binding upon the parties hereto. In the event a Dispute Notice is timely provided, Parent and the Joint Representatives shall use their reasonable best efforts for a period of thirty (30) days (or such longer period as to which they shall mutually agree) to resolve the disputed matters. If, at the end of such period, the Joint Representatives and Parent are unable to resolve the disputed matters, then the Joint Representatives and Parent shall, within five (5) days of the end of such period, jointly submit all disputed matters raised in the Dispute Notice and not so resolved (the “Disputed Matters”) to the Arbiter (to be selected as set forth in subsection (g) below) for final resolution in accordance with the terms and provisions of this Agreement. The determination of the Arbiter shall be final and binding upon the parties hereto and shall be limited to Disputed Matters. All fees and disbursements of the Arbiter shall be paid by Parent. The determination of the Arbiter shall be reflected in a written report which shall be delivered by the Arbiter to the Joint Representatives and Parent no later than thirty (30) days following the submission of the Disputed Matters to the Arbiter for resolution.

(g) The Arbiter (the “Arbiter”) shall be a regional or nationally recognized accounting firm jointly selected by Parent and the Joint Representatives (other than any accounting firm which has been employed by the Company or Parent, or any of their respective Affiliates, in the last two (2) years) (an “independent accounting firm”). In the event that Parent and the Joint Representatives are unable to jointly agree upon the Arbiter, then Parent, on the one hand, and the Joint Representatives, on the other hand, shall each select an independent accounting firm to select the Arbiter, and such two (2) independent accounting firms shall have twenty (20) days thereafter to mutually select the Arbiter, which selection shall be binding upon Parent and the Joint Representatives.

(h) The final, conclusive, and binding Net Working Capital amount determined in accordance with this Section 2.10 will be the “Final Closing NWC.” The final, conclusive, and binding Indebtedness amount determined in accordance with this Section 2.10 will be the “Final Closing Indebtedness.”

(i) If (A) the amount of the Final Closing NWC reduced by the Final Closing Indebtedness (whether such amount is a positive or negative amount) is less than (B) the amount of the Preliminary Closing NWC reduced by the Preliminary Closing Indebtedness (whether such amount is a positive or negative amount), then the Joint Representatives shall instruct the Escrow Agent within two (2) Business Days after the date of final determination to release from the Indemnification Escrow Account the amount of the shortfall to Parent. The Indemnification Escrow Account shall be the sole source of payment for any decrease in the Merger Consideration arising out of this Section 2.10.

2.11 Dissenters’ Rights.

(a) Promptly following the execution of this Agreement, the Company shall provide each record holder of Common Stock who shall not have voted in favor of the Merger or consented thereto in writing, with notice of such holder’s appraisal rights pursuant to Section 13.1-734 of the VSCA. The Company shall give Parent prompt notice of any demands for appraisal pursuant to Section 13.1-735.1 of the VSCA received by the Company from any Common Shareholder, withdrawals of such demands and any other instruments served pursuant to the VSCA and received by the Company in connection therewith.

(b) Notwithstanding any provision of this Agreement to the contrary, no Outstanding Common Shares that are held immediately prior to the Effective Time by holders who have neither voted in favor of the Merger nor consented thereto in writing and who have demanded and perfected the right, if any, for appraisal of such Outstanding Common Shares in accordance with the provisions of Section 13.1-735.1 of the VSCA and have not withdrawn or lost such right to appraisal (collectively, the “Dissenting Shares”) shall be converted into or represent a right to receive any of the Merger Consideration, but the holder of such Dissenting Shares shall only be entitled to such appraisal rights as are granted by the VSCA. If a holder of Outstanding Common Shares who demands appraisal of such Outstanding Common Shares under the VSCA shall thereafter effectively withdraw or lose (through failure to perfect or otherwise) the right to appraisal with respect to such Outstanding Common Shares then, as of the occurrence of such withdrawal or loss, each such Outstanding Common Share shall be deemed to have been converted into and represent only the right to receive, in accordance with Sections 2.6 and 2.9, the per share portion of the Merger Consideration.

2.12 Closing of Transfer Books. From and after the Effective Time, the stock transfer books of the Company shall be closed and no transfer of Common Stock shall thereafter be made, except as provided in Section 4.1 below. From and after the Effective Time, the holders of Certificates evidencing ownership of Outstanding Common Shares immediately prior to the Effective Time shall cease to have any rights with respect to such Outstanding Shares, except as otherwise provided for in this Agreement or by Applicable Law.

2.13 Closing Payments. At the Closing, Parent shall pay or cause to be paid the following amounts by wire transfers of immediately available funds:

(a) Parent shall deposit or cause to be deposited the Indemnification Escrow Amount with the Indemnification Escrow Agent;

(b) Parent shall pay or cause to be paid all Company Transaction Costs that remain outstanding as of the Closing Date to such account or accounts as are designated by the Company in accordance with Section 4.5; and

(c) Parent shall deposit or cause to be deposited an amount equal to (i) the Merger Consideration, minus (ii) the Indemnification Escrow Amount, minus (iii) the amount of the Merger Consideration, if any, paid directly to any Common Shareholder or Optionholder pursuant to Section 2.14(c), with a trust company designated by Parent and reasonably acceptable to the Joint Representatives (the “Paying Agent”) for payment to the Securityholders in accordance with this Article II through the Paying Agent.

2.14 Payment.

(a) The funds received by the Paying Agent pursuant to Section 2.10(i), Section 2.13(c), Section 5.6, Article X and the Indemnification Escrow Agreement shall be deposited by the Paying Agent in an account (the “Exchange Account”) established for the benefit of the Securityholders. The Paying Agent shall pay:

(i) out of the Exchange Account, to each Common Shareholder (other than those Common Shareholders paid pursuant to Section 2.14(c)), holding a Certificate that immediately prior to the Effective Time represented Outstanding Common Shares, promptly upon receipt by the Paying Agent of a completed and duly executed Letter of Transmittal and the Certificate, an amount equal to the product of (A) the number of Outstanding Common Shares previously represented by such Certificate, multiplied by (B) the Common Per Share Closing Consideration; and

(ii) out of the Exchange Account, to each Optionholder (other than those Optionholders paid pursuant to Section 2.14(c)), promptly upon receipt by the Paying Agent of a completed and duly executed Option Surrender Agreement, for each Outstanding Option held by such Optionholder and being surrendered by such Optionholder pursuant to the Option Surrender Agreement, an amount equal to the applicable Option Per Share Closing Consideration payable for such Outstanding Option.

(b) Prior to the Effective Time, the Company shall deliver:

(i) to each record holder of Common Stock (A) a letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Paying Agent, and which letter shall be substantially in the form attached as Exhibit B hereto (the “Letter of Transmittal”) and (B) instructions for effecting the surrender of such Certificates in exchange for the consideration such Common Shareholder has the right to receive under this Article II, as applicable; and

(ii) to each holder of an Option (A) an option surrender agreement substantially in the form attached as Exhibit C hereto (the “Option Surrender Agreement”) and (B) instructions for effecting the surrender of such Option in exchange for the consideration such Optionholder has the right to receive under this Article II.

(c) Each Common Shareholder who delivers a completed and duly executed Letter of Transmittal and a Certificate for cancellation to Parent at the Closing shall be entitled to receive in exchange therefor the consideration such Shareholder has the right to receive under this Article II, as applicable. Each Optionholder who delivers to Parent a duly executed Option Surrender Agreement at Closing shall be entitled to receive in exchange therefor the consideration such Optionholder has the right to receive under this Article II. All such amounts shall be payable by wire transfer of immediately available funds on the Closing Date to an account designated in writing by each such Securityholder no less than five (5) Business Days prior to the Closing Date.

(d) Each of the Surviving Corporation and Parent shall be entitled to deduct and withhold from the consideration otherwise payable to any Securityholder pursuant to this Article II any amounts as the Surviving Corporation or Parent, as the case may be, is required to deduct and withhold with respect to payment under any provision of applicable Tax law. If the Surviving Corporation or Parent, as the case may be, so withholds amounts, such amounts shall be treated for all purposes of this Agreement as having been paid to the Securityholders in respect of which the Surviving Corporation or the Parent, as the case may be, made such deduction or withholding. No interest shall accrue or be paid on the consideration payable upon the delivery of Certificates or Option Surrender Agreements.

(e) The Paying Agent will, promptly upon receipt thereof, deliver to the Surviving Corporation surrendered Certificates and Option Surrender Agreements received by it, and, within five (5) Business Days after the 270th day following the Closing Date, return to the Surviving Corporation any portion of the consideration remaining to be paid to Securityholders pursuant to this Article II who have not yet surrendered their Certificates or Option Surrender Agreements, as the case may be, and any other funds in the Exchange Account which are to be distributed to Securityholders. Any Securityholders shall thereafter be entitled to look only to Parent and the Surviving Corporation for payment of their claims for the consideration set forth in this Article II, without interest thereon.

(f) None of Parent, Merger Subsidiary, the Surviving Corporation or the Paying Agent shall be liable to any Person in respect of any cash, dividends or distributions from the Exchange Account properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

(g) If any portion of the consideration pursuant to this Article II is to be paid to a Person other than the Person in whose name the surrendered Certificate is registered, it shall be a condition to such payment that (i) either such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer and (ii) the Person requesting such payment shall pay to the Paying Agent any transfer or other Taxes required as a result of such payment to a Person other than the registered holder of such Certificate or establish to the reasonable satisfaction of the Paying Agent that such Tax has been paid or is not payable.

(h) If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed, the Surviving Corporation or the Paying Agent, as applicable, will issue in exchange for such lost, stolen or destroyed Certificate the consideration otherwise payable pursuant to this Article II.

2.15 Indemnification Escrow. On or prior to the Closing, the Joint Representatives, Parent and the Indemnification Escrow Agent shall enter into the Indemnification Escrow Agreement, subject only to the comments, if any, of the Indemnification Escrow Agent as to its rights and obligations thereunder. An amount equal to $17,550,000 (including all interest, dividends and other income earned thereon, the “Indemnification Escrow Amount”) shall be withheld on a pro rata basis from the consideration otherwise payable to the Securityholders pursuant to Section 2.9 and shall be deposited by Parent into the Indemnification Escrow Account, and shall be held in escrow pursuant to the terms of this Agreement and the Indemnification Escrow Agreement. The Indemnification Escrow Amount shall be used solely to satisfy Losses, if any, for which the Parent Indemnified Persons are entitled to indemnification pursuant to Article X.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties of the Company. Except as set forth on the Company Disclosure Schedule, as of the date of this Agreement and as of the Effective Time (except to the extent such representations and warranties speak expressly as of an earlier date), the Company represents and warrants to Parent and the Merger Subsidiary as follows:

(a) Organization; Good Standing and Other Matters. Each of the Company and its Subsidiaries is duly organized, validly existing and in good standing under the laws of its respective jurisdiction of incorporation or organization, has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted, and is duly qualified to do business as a foreign corporation, partnership or limited liability company in good standing to conduct business in each jurisdiction in which the business it is conducting, or the operation, ownership or leasing of its properties, makes such qualification necessary, other than in such jurisdictions where the failure so to qualify would not be reasonably likely to have a Material Adverse Effect. The Company and its Subsidiaries have delivered or otherwise made available to Parent or its representatives true, correct and complete copies of (i) the Company’s Articles of Incorporation and Bylaws and its Subsidiaries’ respective certificates of incorporation and bylaws, or other comparable organizational documents, as in effect on the date of this Agreement, (ii) minute books, and (iii) stock transfer records. Such books and records reflect all meetings of the shareholders of the Company and its Subsidiaries, their respective boards of directors and any board committees, and the minutes contained therein accurately reflect the events of and actions taken at such meetings in all material respects. Such stock transfer records accurately reflect all issuances, transfers, and cancellations of shares of capital stock of the Company and its Subsidiaries. All Subsidiaries of the Company, their respective jurisdictions of incorporation or organization and their respective jurisdictions where qualified to do business are set forth on Company Disclosure Schedule 3.1(a). Such certificates of incorporation, bylaws or equivalent organizational documents are in full force and effect. Neither the Company nor any of its Subsidiaries is in violation of any of the provisions of its certificate of incorporation, bylaws or equivalent organizational documents.

(b) Capitalization of the Company. As of the date of this Agreement, the authorized capital stock of the Company consists of 30,000,000 shares of Common Stock. As of the date of this Agreement, (i) 18,162,294 shares of Common Stock are issued and outstanding; and (ii) no shares of Common Stock are held by the Company in treasury. No bonds, debentures, notes or other instruments or evidence of indebtedness having the right to vote (or convertible into, or exercisable or exchangeable for, securities having the right to vote) on any matters on which the Company’s Shareholders may vote are issued or outstanding. All Outstanding Shares of Common Stock are duly authorized, validly issued, fully paid and nonassessable and were not issued in violation of any preemptive or other similar rights. Except as set forth above, as set forth on Company Disclosure Schedule 3.1(c) or as set forth on Company Disclosure Schedule 3.1(b), as of the date of this Agreement, there are outstanding (A) no shares of capital stock or other voting securities of the Company; (B) no securities of the Company convertible into, or exchangeable or exercisable for, shares of capital stock or other voting securities of the Company; and (C) no options, warrants, calls, rights, commitments or agreements to which the Company is a party or by which it is bound, in any case obligating the Company to issue, deliver, sell, purchase, redeem or acquire, or cause to be issued, delivered, sold, purchased, redeemed or acquired, shares of capital stock or other voting securities of the Company, or obligating the Company to grant, extend or enter into any such option, warrant, call, right, commitment or agreement.

(c) Options. As of the date of this Agreement, there are outstanding Options to acquire an aggregate of 1,196,667 shares of Common Stock with each such Option having the per share exercise price set forth on Company Disclosure Schedule 3.1(c).

(d) Capitalization of the Subsidiaries. As of the date of this Agreement, the authorized capital stock or other voting securities and the issued and outstanding capital stock or other voting securities of each Subsidiary of the Company is listed on Company Disclosure Schedule 3.1(d). The Company directly or indirectly is the record and beneficial owner of all issued and outstanding shares of capital stock or other voting securities of each such Subsidiary and such ownership is free and clear of all Liens, other than Permitted Liens. Each outstanding share of capital stock or other voting securities of each such Subsidiary is duly authorized, validly issued, fully paid and nonassessable and no shares of capital stock or other voting securities of any such Subsidiary have been issued in violation of any preemptive or similar rights. No shares of capital stock or other voting securities of any such Subsidiary are reserved for issuance, and there are no contracts, agreements, commitments or arrangements obligating any such Subsidiary to issue, deliver, sell, purchase, redeem or acquire, cause to be issued, delivered, sold, purchased, redeemed or acquired, any shares of capital stock or other voting securities, or obligating any such Subsidiary to grant, extend, or enter into any option, warrant, call, right, commitment or agreement of any kind to acquire any shares of, or any securities that are convertible into or exchangeable for any shares of, capital stock or other voting securities of such Subsidiary. Except for the Subsidiaries listed on Company Disclosure Schedule 3.1(d), neither the Company nor any of its Subsidiaries directly or indirectly owns any equity, partnership, membership or similar interest in, or any interest convertible into, exercisable for the purchase of or exchangeable for any such equity, partnership, membership or similar interest, or is under any current or prospective obligation to form or participate in, provide funds to, make any loan, capital contribution or other investment in, or assume any liability or obligation of, any Person.

(e) Authority. The Company has the requisite corporate power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is a party and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated herein and therein. The execution, delivery and performance of this Agreement and the other Transaction Documents by the Company and the consummation by the Company of the transactions contemplated herein or therein have been duly and validly authorized by all necessary corporate action on the part of the Company. The Board of Directors of the Company has unanimously (i) determined that this Agreement and the transactions contemplated hereby are advisable, fair to and in the best interests of the Company’s Shareholders, (ii) approved this Agreement and the transactions contemplated hereby and (iii) recommended that this Agreement and the transactions contemplated hereby be approved and adopted by the Common Shareholders. The holders of Common Stock, who collectively own of record and beneficially two-thirds of the shares of Common Stock outstanding as of the date of this Agreement have by written consent, approved and adopted this Agreement and the transactions contemplated hereby. No other proceedings on the part of the Company or the Shareholders are necessary to authorize this Agreement and the other Transaction Documents to which the Company is a party, for the Company to perform its obligations hereunder or thereunder or for the Company to consummate the transactions contemplated herein and therein. This Agreement and each of the other Transaction Documents to which the Company is or will be a party has been, or upon execution and delivery thereof will be, duly and validly executed and delivered by the Company and, assuming that this Agreement and the other Transaction Documents to which the Company is a party constitute the valid and binding agreement of the other parties hereto and thereto, constitute, or upon execution and delivery will constitute, the valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms and conditions, except that the enforcement hereof and thereof may be limited by (i) applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar laws now or hereafter in effect relating to creditors’ rights generally and (ii) general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity).

(f) No Conflict; Required Filings and Consents. The execution, delivery and performance by the Company of this Agreement and the other Transaction Documents to which it is a party do not, and the consummation by the Company of the transactions contemplated herein and therein will not, (i) violate, conflict with, or result in any breach of any provision of the Company’s Articles of Incorporation or Bylaws, or its Subsidiaries’ respective certificates of incorporation or bylaws, or other similar organizational documents; (ii) except for Material Contracts set forth on, or incorporated by reference into, Company Disclosure Schedule 3.1(p) with an asterisk, if any, violate, conflict with or result in a violation or breach of, or constitute a default (with or without due notice or lapse of time or both) under, result in the creation of any Encumbrance upon any properties or assets of the Company, or give to any Person any right of termination, amendment, acceleration or cancellation of, any Material Contract; or (iii) subject to obtaining the Consents or making the registrations, declarations or filings set forth in the next sentence, violate any Applicable Law (including the Communications Laws) binding upon the Company or any of its Subsidiaries or by which or to which a material portion of the Company’s or any of its Subsidiaries’ respective assets is bound. No Consent of any Governmental Authority is required by the Company or any of its Subsidiaries in connection with the execution, delivery and performance by the Company of this Agreement and the other Transaction Documents to which it is a party or the consummation by the Company of the transactions contemplated herein or therein, except for (A) the filing of a pre-merger notification and report form by the Company under the HSR Act, and the expiration or termination of the applicable waiting period thereunder, (B) the filing of the Articles of Merger with the State Corporation Commission of the Commonwealth of Virginia, and (C) the consent of the District of Columbia Public Service Commission and the Virginia Corporation Commission (Telecommunications Division) and the provision of notice to, or, if required, the consent of, the Maryland Public Service Commission.

(g) Financial Statements; Absence of Certain Changes or Events.

(i) The Company has furnished or made available to Parent or its representatives copies of (A) the audited consolidated balance sheets of the Company and its Subsidiaries as of December 31, 2010 and 2011, together with the audited consolidated statements of operations, cash flows and shareholders’ equity of the Company and its Subsidiaries for the years then ended, and the related notes thereto, accompanied by the reports thereon of Yount, Hyde & Barbour, independent public accountants, and (B) the unaudited consolidated balance sheet of the Company and its Subsidiaries as of March 31, 2012 (the “Balance Sheet”), together with the related unaudited consolidated statements of operations, cash flows and shareholders’ equity of the Company and its Subsidiaries for the three-month period then ended (such audited and unaudited financial statements collectively being referred to herein as the “Financial Statements”). The Financial Statements, together with the notes thereto, have been prepared in accordance with GAAP (except that the unaudited Financial Statements do not contain all notes required by GAAP and are subject to normal year-end audit adjustments) applied on a consistent basis throughout the periods covered thereby (except to the extent disclosed therein or required by changes in GAAP) and fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries at the dates thereof and the consolidated results of the operations of the Company and its Subsidiaries for the respective periods indicated.

(ii) Except as set forth on Company Disclosure Schedule 3.1(g)(ii), or as provided in or contemplated by this Agreement or the other Transaction Documents, since December 31, 2011 (the “Balance Sheet Date”) and prior to the date of this Agreement, (A) the Company and each of its Subsidiaries have conducted their respective businesses in all material respects in the ordinary course of business and consistent with past practices of the Company, (B) there has not been any change or development that, individually, or in the aggregate has had or is reasonably likely to have a Material Adverse Effect,; (C) neither the Company nor any of its Subsidiaries has suffered any loss, damage, destruction or other casualty affecting any of its material properties or assets, whether or not covered by insurance, and (D) none of the Company or any of its Subsidiaries has taken any action that, if taken after the date of this Agreement, would constitute a breach of any of the covenants set forth in Section 4.1

(h) Compliance with Applicable Laws. Except as set forth on Company Disclosure Schedule 3.1(h), each of the Company and its Subsidiaries (i) has materially complied with, is in material compliance with and has operated its business and maintained its assets in material compliance with all Applicable Laws (including the Communications Laws), and (ii) holds all material permits, licenses, variances, exemptions, orders, franchises and approvals of all Governmental Authorities necessary for the lawful conduct of its business, including any material licenses required by the FCC or any similar state telecommunications Governmental Authority (the “Company Permits”). Except as set forth on Company Disclosure Schedule 3.1(h), the Company and its Subsidiaries are in material compliance with the terms of the Company Permits. As of the date of this Agreement, except as set forth on Company Disclosure Schedule 3.1(h), no investigation or review by any Governmental Authority with respect to the Company or any of its Subsidiaries is pending or, to the Knowledge of the Company, threatened. For purposes of this Section 3.1(h), the term “Applicable Laws,” as used in clause (i) above, shall not include any Applicable Laws relating to Taxes or the subject matters of Sections 3.1(n), (o) or (q).

(i) Absence of Litigation. Except as set forth on Company Disclosure Schedule 3.1(i), as of the date of this Agreement there is no claim, action, suit, inquiry, judicial or administrative proceeding, grievance or arbitration pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries by or before any arbitrator or Governmental Authority, nor to the Company’s Knowledge are there any investigations relating to the Company or any of its Subsidiaries pending or threatened by or before any arbitrator or any Governmental Authority.

(j) Insurance. Set forth on Company Disclosure Schedule 3.1(j), as of the date of this Agreement, is a true, correct and complete list of all workers’ compensation, title, fire, general liability, fiduciary liability, directors’ and officers’ liability, malpractice liability, theft and other forms of property and casualty insurance held by the Company and each of its Subsidiaries and all fidelity bonds that are material to the Company and its Subsidiaries. Except for policies that have been, or are scheduled to be, terminated in the ordinary course of business and consistent with past practices of the Company and in accordance with the terms thereof, each of the insurance policies set forth on Company Disclosure Schedule 3.1(j) is in full force and effect.

(k) Real Property. The Company does not own any real property. Set forth on Company Disclosure Schedule 3.1(k) is a list of all Leased Real Property and the leases, subleases, licenses or other occupancy agreements relating to real property pursuant to which the Company or any Subsidiary has a leasehold interest, license, or similar occupancy right (each of the foregoing, a “Lease” and collectively, the “Leases”). Each lease set forth on Company Disclosure Schedule 3.1(k) is a valid and binding obligation of the Company or one of its Subsidiaries and (subject to any of such Leases being terminated in the ordinary course of business and consistent with past practices of the Company and in accordance with the terms thereof) is in full force and effect. To the Knowledge of the Company, except as otherwise set forth on Company Disclosure Schedule 3.1(k), neither the Company nor any of its Subsidiaries is in default in any material respect under any Lease set forth on Company Disclosure Schedule 3.1(k). Neither the Company nor any Subsidiary use or occupy any real property for which it does not have a right to use or occupy such real property pursuant to a Lease. The Company and its Subsidiaries have a good and valid leasehold interest in and to, and is in occupancy of, all of the Leased Real Property under which it is a tenant or lessee, free and clear of any Liens other than Permitted Encumbrances. Neither the Company nor any Subsidiary has received any notice that a material portion of any Leased Real Property will be condemned, requisitioned or otherwise take by a public authority. To the Knowledge of the Company, all Leased Real Property is in the condition required of such property by the terms of the applicable Lease in all material respects and is in adequate condition for its current use and operation. There are no leases, subleases, licenses or other occupancy agreement relating to real property pursuant to which the Company or any Subsidiary is landlord, sublandlord, licensor, or otherwise similarly situated.

(l) Tangible Property. The Company or one of its Subsidiaries has good title to, or holds pursuant to valid and enforceable leases, all the tangible properties and assets of the Company and its Subsidiaries (excluding Leased Real Property) that are material to the conduct of the business of the Company and its Subsidiaries, including Network Assets, as it is currently conducted, with only such exceptions as constitute Permitted Liens. Each of Company Disclosure Schedule Section 3.1(t)(ii) and 3.1(t)(iii) identifies and lists the principal network related assets of the Company and its Subsidiaries used in the business (the “Network Assets”). The Network Assets are (i) adequate to conduct the principal network operations of the business of the Company and its Subsidiaries in the manner currently conducted by the Company, and (ii) in the case of tangible properties and assets of the Company and its Subsidiaries, in sufficiently good operating condition (except for ordinary wear and tear) to allow the business of the Company and its Subsidiaries to be operated in the ordinary course of business and consistent with past practices of the Company and its Subsidiaries.

(m) Liens and Encumbrances. As of the date of this Agreement, all of the material assets of the Company and its Subsidiaries are free and clear of all Liens except (i) Permitted Encumbrances and (ii) Liens set forth on Company Disclosure Schedule 3.1(m) (the Liens referred to in clauses (i) and (ii) being “Permitted Liens”).

(n) Environmental Matters. To the Knowledge of the Company, the Leased Real Property and the operations of the Company and its Subsidiaries thereon comply in all material respects with all applicable Environmental Laws. As of the date of this Agreement, no judicial proceedings are pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries alleging the violation of any applicable Environmental Laws. All permits, registrations, licenses and authorizations required to be obtained or filed by the Company or any of its Subsidiaries under any applicable Environmental Laws in connection with the Company’s or any of its Subsidiaries’ operations, including those activities relating to the generation, use, storage, treatment, disposal, release or remediation of Hazardous Substances, have been duly obtained or filed, and the Company and each of its Subsidiaries is in compliance with the terms and conditions of all such permits, registrations, licenses and authorizations.

(o) Taxes. Except as set forth on Company Disclosure Schedule 3.1(o):

(i) (A) All material Tax Returns which are required to be filed by the Company or any of its Subsidiaries on or before the Closing Date have been or will be timely filed; (B) all material Taxes which are due on or before the Closing Date have been or will be timely paid in full; and (C) all withholding Tax requirements imposed on or with respect to the Company or any of its Subsidiaries on or before the Closing Date have been or will be satisfied in full in all material respects.

(ii) There is not in force (A) any extension of time with respect to the due date for the filing of any material Tax Return by the Company or any of its Subsidiaries or (B) any waiver or agreement for any extension of time for the assessment or payment of any material Tax by the Company or any of its Subsidiaries.

(iii) No outstanding material claim, assessment or deficiency against the Company or any of its Subsidiaries for any Taxes has been asserted in writing by any Government Authority.

(iv) There is no Tax sharing agreement or similar agreement that may or will require that any payment be made by or to the Company or any of its Subsidiaries on or after the Closing Date.

(v) Neither the Company nor any Subsidiary (i) has been a member of any affiliated group within the meaning of Section 1504 of the Code or any similar group defined under a similar provision of state, local, or foreign Tax Law filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company) or (ii) has liability for the Taxes of another person (other than the Company) under Treasury Regulation Section 1.1502-6 (or any comparable provision of state, local or foreign Law), as a transferee or a successor, by contract or otherwise.

(vi) Neither the Company nor any Subsidiary has requested or received a ruling from any Taxing authority or signed a closing agreement with any Taxing authority.

(vii) There is no contract, agreement, plan or arrangement covering any Person that, individually in the aggregate, as a consequence of the transactions contemplated by this Agreement or otherwise, could give rise to the payment of any amount that would not be deductible by the Company or any of its Subsidiaries, as the case may be, by reason of Section 280G of the Code.

(viii) No written claim has been made by any Governmental Authority in a jurisdiction where neither the Company nor any of its Subsidiaries files Tax Returns that the Company or any of its Subsidiaries is or may be subject to taxation in that jurisdiction.

(ix) Neither the Company nor any of its Subsidiaries is required to include any adjustment in taxable income for any tax period pursuant to Section 481 or 263A of the Code or any comparable provision under state or foreign Tax laws as a result of transactions or events occurring, or accounting methods employed.

(x) Neither the Company nor any of its Subsidiaries will be required to include in gross income any material amounts pursuant to Section 108(i) of the Code.

(xi) Neither the Company nor any of its Subsidiaries has participated in a reportable transaction within the meaning of Section 6707A(c)(1) of the Code and Section 1.6011-4(b) of the Treasury Regulations.

(p) Material Contracts. Set forth on, or incorporated by reference into, Company Disclosure Schedules 3.1(p), as of the date of this Agreement, is a true, correct and complete list of all Material Contracts to which the Company or any of its Subsidiaries is a party or by which any of the Company or any of its Subsidiaries is otherwise bound. A true, correct and complete copy of each Material Contract has been furnished or made available to Parent or its representatives. Except as set forth on Company Disclosure Schedule 3.1(p), all Material Contracts are valid, binding, and enforceable in accordance with their terms against the Company or its Subsidiaries, as applicable, and, to the Knowledge of the Company, each other party thereto, and are in full force and effect. As of the date of this Agreement, each of the Company and its Subsidiaries has performed all material obligations imposed on it under such Material Contracts, and neither the Company nor any of its Subsidiaries is in material default under any such Material Contract, except as set forth on Company Disclosure Schedule 3.1(p). To the Company’s Knowledge, as of the date of this Agreement, there has not occurred any event that (with the lapse of time or the giving of notice or both) would constitute a material default under any Material Contract by the Company or any of its Subsidiaries, except as set forth on Company Disclosure Schedule 3.1(p). There is no pending disagreement or dispute with any other party to any Material Contract, nor, to the Knowledge of the Company, is there any written pending request or process for amendment of any Material Contract. As of the date of this Agreement, none of the Company or any of its Subsidiaries has received any written notification that any party to a Material Contract intends to cancel, terminate, materially modify, refuse to perform or refuse to renew such Material Contract (if such Material Contract is renewable).

(q) ERISA Compliance; Labor.

(i) Set forth on Company Disclosure Schedule 3.1(q) is a list of all Employee Benefit Plans. Except as set forth on Company Disclosure Schedule 3.1(q),

(A) neither the Company nor any other entity required to be aggregated with the Company under Section 414(b) or 414(c) of the Code (the “Aggregated Group”) sponsors, and neither the Company nor any member of the Aggregated Group has sponsored or incurred any liability with respect to, within the last six (6) years, a “defined benefit plan” as such term is defined in Section 3(35) of ERISA;

(B) no “prohibited transaction,” as such term is described in Section 4975 of the Code or Section 406 of ERISA, has occurred with respect to any of the Employee Benefit Plans that would subject the Company or any member of the Aggregated Group, any officer of the Company or any of such plans or any trust to any material Tax or penalty on prohibited transactions imposed by Section 4975 of the Code;

(C) neither the Company nor any member of the Aggregated Group has contributed or been obligated to contribute to any “multi-employer plan” as such term is defined in Section 3(37) or Section 4001(a)(3) of ERISA;

(D) there exists no condition that would subject the Company or any member of the Aggregated Group to any material liability under the terms of the Employee Benefit Plans or Applicable Laws other than any payment of benefits in the normal course of plan operation

(E) each Employee Benefit Plan that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been operated and maintained in operational and documentary compliance with Section 409A of the Code and all IRS guidance promulgated thereunder;

(F) the execution and delivery of this Agreement and the consummation of the Merger will not, either alone or in combination with any other event, (i) entitle any current or former employee, officer, director, or consultant of the Company or any of its Subsidiaries to severance pay, unemployment compensation or any other similar termination payment, or (ii) accelerate the timing of payment or vesting, or increase the amount of or otherwise enhance any benefit due any such employee, officer, director, or consultant;

(ii) True, correct and complete copies of each of the Employee Benefit Plans and related trust documents and favorable determination letters, if applicable, have been furnished or made available to Parent or its representatives, along with the most recent report filed on Form 5500 and summary plan description with respect to each Employee Benefit Plan required to file a Form 5500. All material reports and disclosures relating to the Employee Benefit Plans required to be filed with or furnished to Governmental Authorities or plan participants or beneficiaries have been filed or furnished in all material respects in accordance with Applicable Laws in a timely manner. Each Employee Benefit Plan has been maintained in compliance with Applicable Laws. Except as set forth on Company Disclosure Schedule 3.1(q), as of the date of this Agreement, there are no actions, suits or claims pending (other than routine claims for benefits) or, to the Knowledge of the Company, threatened against, or with respect to, any of the Employee Benefit Plans. All material contributions required to be made to the Employee Benefit Plans pursuant to their terms have been timely made. To the Knowledge of the Company, as of the date of this Agreement, there is no matter pending with respect to any of the Employee Benefit Plans before the Internal Revenue Service or the Department of Labor other than as described on Company Disclosure Schedule 3.1(q).

(iii) Neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement. There are no organizational efforts presently being made or, to the Knowledge of the Company, threatened by or on behalf of any labor union with respect to employees of the Company or any of its Subsidiaries. There is no labor strike, dispute, slowdown or stoppage pending or, to the Knowledge of the Company, threatened against or affecting the Company or its Subsidiaries, and the Company and its Subsidiaries have not experienced any work stoppage or other labor difficulty since their inception. Neither the Company nor any of its Subsidiaries (A) is engaged in any unfair labor practices, has any unfair labor practice charges or complaints before the National Labor Relations Board pending or, to the Knowledge of the Company, threatened against it or (B) has any written notice of any charges, complaints or proceedings pending or, to the Knowledge of the Company, threatened against it before the Equal Employment Opportunity Commission, Department of Labor or any other Governmental Authority responsible for regulating employment practices. The Company and its Subsidiaries are in material compliance with all laws respecting employment and employment practices, terms and conditions of employment, collective bargaining, disability, immigration, health and safety, wages, hours and benefits, non-discrimination in employment, workers’ compensation and the collection and payment of withholding and/or payroll taxes and similar taxes.

(r) Intellectual Property. Set forth on Company Disclosure Schedule 3.1(r) is a list of all issued patents and pending patent applications, registered trademarks and registered domain names owned by the Company or one of its Subsidiaries and used in the United States. The Company or one of its Subsidiaries owns, or has the license or right to use in the United States, all Intellectual Property currently used and necessary to conduct its business as presently conducted. To the Knowledge of the Company, as of the date of this Agreement, no third party has asserted against the Company or any of its Subsidiaries a claim in writing that the Company or any of its Subsidiaries is infringing the Intellectual Property of such third party.

(s) Broker’s Commissions. Except as set forth on Company Disclosure Schedule 3.1(s), neither the Company nor any Subsidiary thereof has, directly or indirectly, entered into any agreement with any Person that would obligate the Company or any Subsidiary thereof to pay any commission, brokerage fee or “finder’s fee” in connection with the transactions contemplated herein.

(t) Network Facilities and Operations.

(i) Company Disclosure Schedule 3.1(t)(i) sets forth the Company’s and its Subsidiaries’ current operations, a complete list of material network outages and material network colocation service unavailability and customer service credits owed for the period of one year prior to the date hereof.

(ii) Company Disclosure Schedule 3.1(t)(ii), sets forth the following information relating to the Company’s and its Subsidiaries’ network: (A) a description of fibers and fiber miles owned or leased, (B) a list of the net fibers available for internal use by route (calculated as the number of fibers owned or leased less the fibers sold or leased to third parties). Company Disclosure Schedule 3.1(t)(ii) is accurate and complete in all material respects.

(iii) Company Disclosure Schedule 3.1(t)(iii), sets forth the Company’s and its Subsidiaries’ current operations, a complete list of sales or leases, including pending sales or leases, of twelve (12) or more fibers along any segment within the last 30 days of signing this agreement.

(u) Transactions with Certain Persons. No officer or director of the Company or its Subsidiaries or any Affiliate of any such Person, nor any member of such Person’s immediate family, is party to any contract, agreement, transaction or other arrangement with the Company or its Subsidiaries (i) providing for the furnishing of services (except in such Persons’ capacity as an officer, director or employee), (ii) providing for the purchase or rental of real or personal property to or from any such Person, (iii) providing for a loan or advance of funds to or from any such Person (except for normal advances to employees consistent with past practice) or (iv) otherwise requiring payments (other than for services as an officer, director, or employee) to or from such Person.

3.2 Representations and Warranties of Parent and Merger Subsidiary. Except as set forth on Parent Disclosure Schedule, as of the date of this Agreement and as of the Effective Time (except to the extent such representations and warranties speak expressly as of an earlier date), Parent and the Merger Subsidiary jointly and severally represent and warrant to the Company and the Securityholders as follows:

(a) Organization; Good Standing and Other Matters. Each of Parent and Merger Subsidiary is a corporation duly organized, validly existing and in good standing under the laws of its respective jurisdiction of incorporation, has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted, and is duly qualified to do business as a foreign corporation in good standing to conduct business in each jurisdiction in which the business it is conducting, or the operation, ownership or leasing of its properties, makes such qualification necessary, other than in such jurisdictions where the failure so to qualify would not materially impair the ability of Parent and Merger Subsidiary to consummate the transactions contemplated in this Agreement. Parent directly owns all of the issued and outstanding capital stock of Merger Subsidiary, free and clear of all Liens. A true, correct and complete copy of Parent’s Articles of Incorporation and Bylaws and the Articles of Incorporation and bylaws of Merger Subsidiary, as in effect on the date of this Agreement, has been furnished to the Company or its representatives.

(b) Authority. Each of Parent and Merger Subsidiary has all requisite corporate power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is a party, to perform its obligations hereunder and thereunder, and to consummate the transactions contemplated herein and therein. The execution, delivery and performance of this Agreement and the other Transaction Documents by each of Parent and Merger Subsidiary and the consummation of the transactions contemplated herein and therein have been duly and validly authorized by all necessary corporate or shareholder action on the part of Parent and Merger Subsidiary. No other proceedings on the part of Parent or Merger Subsidiary are necessary to authorize this Agreement and the other Transaction Documents to which Parent or Merger Subsidiary is a party, to perform Parent’s or Merger Subsidiary’s obligations hereunder and thereunder or for Parent and Merger Subsidiary to consummate the transactions contemplated herein and therein. This Agreement and the other Transaction Documents to which either of Parent or Merger Subsidiary is or will be a party have been, or upon execution and delivery will be, duly and validly executed and delivered by each of Parent and Merger Subsidiary, as applicable, and, assuming that this Agreement and the other Transaction Documents constitute the valid and binding agreement of the other parties thereto, constitute, or upon execution and delivery will constitute, the valid and binding obligations of Parent and Merger Subsidiary, enforceable against Parent and Merger Subsidiary in accordance with their respective terms and conditions, except that the enforcement hereof and thereof may be limited by (i) applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar laws now or hereafter in effect relating to creditors’ rights generally and (ii) general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity).

(c) No Conflict; Required Filings and Consents. The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the other Transaction Documents to which either is a party do not, and consummation of the transactions contemplated herein and therein will not, (i) violate, conflict with, or result in any breach of any provisions of the Articles of Incorporation or Bylaws of Parent or Merger Subsidiary; (ii) violate, conflict with or result in a violation or breach of, or constitute a default (with or without due notice or lapse of time or both) under, any of the terms, conditions or provisions of any Material Contract, loan or credit agreement, note, bond, mortgage, indenture or deed of trust, or any license, lease, agreement, or other instrument or obligation, to which Parent or Merger Subsidiary is a party or by which Parent or Merger Subsidiary or any material portion of their respective assets is bound; or (iii) subject to obtaining the Consents or making the registrations, declarations or filings set forth in the next sentence, violate any Applicable Law binding upon Parent or Merger Subsidiary or by which they or any material portion of their respective assets is bound, except, with respect to clauses (ii) and (iii), such violations, conflicts, breaches or defaults as would not interfere with the ability of either of Parent or Merger Subsidiary to perform its obligations under this Agreement and the other Transaction Documents to which it is a party. No Consent of any Governmental Authority is required by or with respect to Parent or Merger Subsidiary in connection with the execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the other Transaction Documents to which either of them is a party or the consummation of the transactions contemplated herein and therein, except for (A) filings under the HSR Act, (B) the filing of the Articles of Merger with the State Corporation Commission of the Commonwealth of Virginia, (C) the consent of the District of Columbia Public Service Commission and the Virginia Corporation Commission (Telecommunications Division) and the provision of notice to, or, if required, the consent of, the Maryland Public Service Commission, and (D) such other Consents, the failure of which to obtain would not interfere with the ability of Parent and Merger Subsidiary to perform their respective obligations under this Agreement and the other Transaction Documents to which either of them is or will be a party.

(d) Litigation. As of the date of this Agreement, there is no action, suit or judicial or administrative proceeding pending or, to the Knowledge of Parent or Merger Subsidiary, threatened against Parent or Merger Subsidiary relating to the transactions contemplated by this Agreement or which, if adversely determined, would adversely affect the ability of Parent or Merger Subsidiary to perform its obligations and agreements under this Agreement and the other Transaction Documents to which it is or will be a party and to consummate the transactions contemplated herein and therein.

(e) Financing. Parent has and shall have at the Closing sufficient Cash and available credit facilities to pay the full Merger Consideration in accordance with the terms of this Agreement, to make all other necessary payments by it in connection with transactions contemplated hereby and to pay all of its related fees and expenses, and has and shall maintain through the Closing the Cash on hand or available under existing credit facilities.

(f) Surviving Corporation After the Merger. Assuming that the representations and warranties of the Company contained in this Agreement are true and correct in all material respects, at and immediately after the Effective Time, and after giving effect to the Merger and the other transactions contemplated herein, the Surviving Corporation (i) will be solvent (in that both the fair value of its assets will not be less than the sum of its debts and that the present fair saleable value of its assets will not be less than the amount required to pay its probable liability on its debts as they become absolute and matured); (ii) will have adequate capital with which to engage in its business; and (iii) will not have incurred and does not plan to incur debts beyond its ability to pay as they become absolute and matured.

ARTICLE IV

COVENANTS OF THE COMPANY

4.1 Conduct of Business. Except as contemplated by or otherwise permitted under this Agreement or in Company Disclosure Schedule 4.1 or to the extent that Parent shall otherwise consent in writing (which, except for sections (d), (f), (g), (j), (k), (l), (m), (o), (s) and, to the extent related to the foregoing clauses, (t), consent shall not be unreasonably withheld), from the date of this Agreement until the Closing, the Company covenants and agrees with Parent that the Company shall not, and shall not permit any of its Subsidiaries to:

(a) fail to act in the ordinary course of business and consistent with past practices of the Company to preserve substantially intact the Company’s and each of its Subsidiaries’ present business organization, or fail to use commercially reasonable efforts to preserve the rights, franchises, goodwill and relationships of its employees, customers, lenders, suppliers, regulators, and others having business relationships with the Company and its Subsidiaries;

(b) fail to use commercially reasonable efforts to maintain the material tangible assets of the Company and each of its Subsidiaries in their current physical condition, except for ordinary wear and tear (any compliance with this Section 4.1(b) shall not be deemed to be a breach of Section 4.1(f)), or fail to use commercially reasonable efforts not to experience any damage, destruction or loss, whether or not covered by insurance to any material property of the Company or any of its Subsidiaries;

(c) except for amendments, terminations or non-renewals in the ordinary course of business and consistent with past practices of the Company, materially amend, terminate or fail to use its commercially reasonable efforts to renew any Material Contract;

(d) merge or consolidate with or into any other Person, adopt a plan of complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries, or otherwise alter the Company’s or a Subsidiary’s corporate structure;

(e) except as provided in Section 5.7 or as required by the terms and provisions of written contracts between the Company or any of its Subsidiaries and an employee thereof as in existence on the date of this Agreement, (i) adopt or amend any Employee Benefit Plan or (ii) increase in any manner the aggregate compensation or fringe benefits of, or grant any severance or termination payment to, or pay, loan or advance any amount to, any director, officer or employee of the Company or any of its Subsidiaries;

(f) except for capital expenditures in accordance with the 2012 budget, authorize any single capital expenditure that is in excess of $500,000 or capital expenditures that are, in the aggregate, in excess of $1,000,000 in any calendar month or fail to continue to make capital expenditures in the ordinary course of business or acquire (including without limitation by merger, consolidation or the acquisition of any equity interest or assets) any material assets, except in the ordinary course of business and consistent with past practices of the Company;

(g) Mortgage, pledge or subject to any Lien, other than Permitted Liens, any of its material assets

(h) except as required by GAAP or by Applicable Law, change any of the material accounting principles or practices used by the Company or its Subsidiaries;

(i) pay, discharge or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge, or satisfaction, in the ordinary course of business and consistent with past practices of liabilities reflected or reserved against on the Balance Sheet or subsequently incurred in the ordinary course of business consistent with past practice;

(j) except for the issuance of shares of capital stock of the Company issuable upon the exercise of any Options or as required by the terms of any written contracts between the Company or any of its Subsidiaries and an employee thereof as in existence on the date of this Agreement and disclosed on Schedule 4.1(j), issue, sell, pledge, dispose of, encumber or deliver (whether through the issuance or granting of any options, warrants, commitments, subscriptions, rights to purchase or otherwise) any capital stock or voting securities of any class or any securities convertible into or exercisable or exchangeable for shares of capital stock or voting securities of any class (except for the issuance of certificates in replacement of lost certificates);

(k) change or amend its charter documents or bylaws;

(l) except under the Company’s credit facility in the ordinary course of business and consistent with past practices of the Company, and except for current liabilities within the meaning of GAAP incurred in the ordinary course of business and consistent with past practices of the Company, incur or assume any indebtedness for borrowed money, assume, guarantee, endorse or otherwise become liable or responsible for the obligations of any other Person (other than endorsements of checks in the ordinary course) or make any loans, advances or capital contributions to, or investments in, any Person (other than among the Company and its Subsidiaries and among such Subsidiaries, and other than advances to directors, officers and employees in the ordinary course of business and consistent with past practices of the Company);

(m) make any settlement of or compromise any material Tax liability, change in any material respect any Tax election or Tax method of accounting or make any new Tax election or adopt any new Tax method of accounting;

(m) sell, lease, transfer, convey, dispose of, any assets other than in the ordinary course of business;

(n) make or change any material election in respect of Taxes, adopt or change any material accounting method in respect of Taxes, file any amendment to any Tax Return, enter into any closing agreement, settle any claim or assessment in respect of Taxes, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes; provided that, notwithstanding the foregoing, this Section 4.1(n) shall not preclude the Company and its Subsidiaries from taking any action with respect to ad valorem or similar property Taxes to the extent such action is taken in the ordinary course of business;

(o) enter into (i) any customer order or agreement (or modify any existing customer order or agreement) in which the customer pre-pays for network services or capacity or any indefeasible right of use or capacity or infrastructure or any IRUs or lease-to-purchase contracts (any such contract, a “LTOP”), (ii) any individual sales order for the provision of fiber optic infrastructure in excess of 400 fiber miles, or (iii) amend any individual sale order for the provision of fiber optic infrastructure to increase the number of fiber miles subject to that order by more than 400 fiber miles; provided, however, the Company shall have the right to renew any existing orders upon substantially the same terms as provided in the original agreement and shall have the right to enter into new orders where contractually obligated to do so; provided, further, that the Company shall provide Parent written notice of any renewal or new order;

(p) acquire any corporation, partnership, limited liability company, other business organization or division thereof or any material amount of assets, or enter into any joint venture

(q) transfer, assign or grant any license or sublicense of any material rights under or with respect to any Intellectual Property of the Company, other than in the ordinary course of business, or permit to lapse, or instruct or consent to a future lapse, of Intellectual Property rights of the Company;

(r) cancel, compromise, waive or release any right or claim other than in the ordinary course of business;

(s) declare, set aside, make or pay any dividend or other distribution (other than cash dividends), payable in assets or other securities, property or otherwise, with respect to any capital stock of the Company or its Subsidiaries, or effect or approve any split, combination or reclassification of the capital stock of the Company or any of its Subsidiaries; or

(t) authorize any of, or commit or agree to take any of, the foregoing actions.

4.2 Access and Information. Until the Closing or termination of the Agreement, the Company shall afford to Parent and its representatives (including accountants and counsel) reasonable access, during normal business hours and upon reasonable notice, to all properties, books, records, and Tax Returns of the Company and each of its Subsidiaries and all other information with respect to their respective businesses, together with the opportunity, at the sole cost and expense of Parent, to make copies of such books, records and other documents and to discuss the business of the Company and each of its Subsidiaries with such directors, officers and counsel for the Company as Parent may reasonably request for the purposes of familiarizing itself with the Company and each of its Subsidiaries, and shall cooperate fully with Parent and its representatives (including accountants and counsel), in connection with the foregoing. Notwithstanding the foregoing provisions of this Section 4.2, the Company shall not be required to, or to cause any of its Subsidiaries to, grant access or furnish information to Parent or any of Parent’s representatives to the extent that such access or disclosure would violate the rights of its customers, would jeopardize an attorney/client or attorney work product privilege, or is prohibited by law or an existing contract or agreement. Parent shall not have access to personnel records of the Company or any of its Subsidiaries relating to individual performance or evaluation records, medical histories or other information that in the Company’s good faith opinion is sensitive or the disclosure of which could subject the Company or any of its Subsidiaries to risk of liability. In addition, Parent shall not contact any personnel of the Company or its Subsidiaries regarding the transactions contemplated by this Agreement without the express prior written consent of the Chief Executive Officer of the Company. All information provided pursuant to this Agreement shall remain subject in all respects to the Confidentiality Agreement until the Effective Time.

4.3 Third Party Consents. After the date of this Agreement and prior to the Closing, the Company shall use its commercially reasonable efforts, but excluding making any payments (other than payments due) unless made in the Company’s sole and absolute discretion to obtain the Consent from any party to a Material Contract that is set forth on Company Disclosure Schedule 4.3(a). In addition, the Company will use its commercially reasonable efforts to facilitate meetings with customers and vendors, and to obtain such other documentation that Parent requests with respect to customers and vendors, including with respect to those contracts on Schedule 4.3(b).

4.4 Notification of Certain Matters; Supplemental Disclosure Letters.

(a) The Company shall give prompt notice to Parent of (i) the occurrence, or failure to occur, of any event of which it has Knowledge that has caused any representation or warranty of the Company contained in this Agreement to be inaccurate in any material respect and (ii) the failure of the Company to comply with or satisfy in any material respect any covenant to be complied with by it hereunder. Except as set forth in Section 4.4(b), no such notification shall affect the representations or warranties of the parties or the conditions to their respective obligations hereunder.

(b) The Company shall have the right to disclose additional matters (a “Supplemental Disclosure Item”) in a letter to Parent (a “Supplemental Disclosure Letter”) from time to time prior to the Closing that would have been required to be set forth or described in the Company Disclosure Schedules delivered to Parent on the date of this Agreement in order to make the representations and warranties accurate as of the date of this Agreement and as of the Effective Time; provided, that, such Supplemental Disclosure shall not result in the waiver by Parent or Merger Subsidiary of any of their respective rights or remedies under this Agreement, including with respect to closing conditions or indemnification.

4.5 Company Transaction Costs. No later than two (2) Business Days prior to the Closing Date, the Company shall provide the amount, in the aggregate, of all Company Transaction Costs that are to be paid or caused to be paid at Closing and shall provide Parent with a certificate setting forth (a) the identity of each Person that is to be paid at Closing; (b) the amount owed or to be owed to each such Person; and (c) the bank account and wire transfer information for each such Person.

4.6 No Solicitation.

(a) Until the earlier of (i) the Effective Time, of (ii) the date of termination of this Agreement pursuant to the provisions of Section 9.1 hereof, neither the Company nor any of the Company’s Affiliates shall (nor shall the Company permit any of its officers, directors, employees, stockholders, agents, representatives or Affiliates to), directly or indirectly, take any of the following actions with any party other than Parent and its designees: (A) solicit, encourage, seek, entertain, support, assist, initiate or participate in any inquiry, negotiations, discussions, or enter into any agreement, with respect to any offer or proposal to acquire all or any material part of the business, properties or technologies of the Company or any of its Subsidiaries, or any amount of capital stock of the Company or capital stock of any Subsidiary (whether or not outstanding), whether by merger, purchase of assets, purchase of capital stock of the Company, tender offer, license or otherwise, or effect any such transaction, (B) disclose any information not customarily disclosed to any Person concerning the business, technologies or properties of the Company or any of its Subsidiaries, or afford to any Person access to their respective properties, technologies, books or records, not customarily afforded such access, (C) assist or cooperate with any Person to make any proposal to purchase all or any part of the capital stock of the Company or assets of the Company or any Subsidiary, or (D) enter into any agreement with any Person providing for the acquisition of the Company or any Subsidiary (other than inventory in the ordinary course of business), whether by merger, purchase of assets, purchase of capital stock of the Company, license, tender offer or otherwise. In the event that the Company or any of the Company’s Affiliates shall receive, prior to the Effective Time or the termination of this Agreement in accordance with Section 9.1 hereof, any offer, proposal, or request, directly or indirectly, of the type referenced in clause A, C, or D above, or any request for disclosure or access as referenced in clause (B) above, the Company shall immediately (x) suspend any discussion with such offeror or party with regard to such offers, proposals, or requests and (y) notify Parent thereof, including information as to identity of the offeror or the party making any such offer or proposal and the specific terms of such offer or proposal, as the case may be, and such other information related thereto as Parent may reasonably request.

(b) The parties hereto agree that irreparable damage would occur in the event that the provisions of this Section 4.6 were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed by the parties hereto that Parent shall be entitled to an immediate injunction or injunctions, without the necessity of proving the inadequacy of money damages as a remedy and without the necessity of posting any bond or other security, to prevent breaches of the provisions of this Section 4.6 and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which Parent may be entitled at law or in equity. Without limiting the foregoing, it is understood that any violation of the restrictions set forth above by any officer, director, agent, representative or Affiliate of the Company or any Subsidiary shall be deemed to be a breach of this Agreement by the Company.

ARTICLE V

COVENANTS OF PARENT AND MERGER SUBSIDIARY

5.1 Notification of Certain Matters. Parent and Merger Subsidiary shall give prompt written notice to the Company of (a) the occurrence, or failure to occur, of any event of which either of them has Knowledge that has caused any representation or warranty of Parent or Merger Subsidiary contained in this Agreement to be untrue or inaccurate in any material respect and (b) the failure of Parent or Merger Subsidiary to comply with or satisfy in any material respect any covenant to be complied with by it hereunder. No such notification shall affect the representations or warranties of the parties or the conditions to their respective obligations hereunder. If Parent, Merger Subsidiary or any of their Affiliates obtains Knowledge of a breach by the Company of a representation, warranty, covenant or agreement made by the Company contained in this Agreement, Parent shall promptly notify the Company of such breach; provided that such notification, or failure to provide such notification, shall not result in the waiver by Parent or Merger Subsidiary of any of their respective rights or remedies under this Agreement.

5.2 Employee Matters.

(a) The Parent shall take such action as may be necessary so that on and after the Effective Time, and for one (1) year thereafter, officers and employees of the Company and its Subsidiaries who remain after the Closing in the employ of the Company or its Subsidiaries are, as Parent may determine from time to time, provided employee benefits which, in the aggregate, are substantially similar to those made available by Parent to officers and employees of Parent and its Subsidiaries having similar responsibilities and positions. For purposes of eligibility to participate and vesting in benefits provided by Parent to such officers and employees, but not benefit accrual, Parent shall provide that the officers and employees of the Company and its Subsidiaries will be credited with their years of service with the Company and its Subsidiaries and any predecessors thereof to the extent service with Parent and its Subsidiaries and any predecessors thereof is taken into account under the plans of Parent and its Subsidiaries. The eligibility of any officer or employee of the Company and its Subsidiaries to participate in any welfare benefit plan or program of Parent shall not be subject to any exclusions for any pre-existing conditions if such individual has met the participation requirements of similar benefit plans and programs of the Company and its Subsidiaries. Parent shall provide that all individuals eligible to participate in any plan or arrangement contemplated above shall be immediately eligible to participate in the similar plan or arrangement maintained by Parent or its Subsidiaries (or the same plan or arrangement if still maintained). Parent shall provide that amounts paid before the Effective Time by officers and employees of the Company and its Subsidiaries under any health plans of the Company or its Subsidiaries shall, after the Effective Time, be taken into account in applying deductible and out-of-pocket limits applicable under the health plans of Parent provided as of the Effective Time to the same extent as if such amounts had been paid under such health plans of Parent. Nothing contained in this Section 5.2(a) shall create any rights in any officer or employee or former officer or employee (including any beneficiary or dependent thereof) of the Company, any of its Subsidiaries or the Surviving Corporation in respect of continued employment for any specified period of any nature or kind whatsoever.

(b) Subject to the other provisions set forth in this Section 5.2, after the Effective Time and subject to Applicable Law and the terms of any Employee Benefit Plan, Parent may amend, modify or terminate any Employee Benefit Plan in existence prior to the Closing. Nothing contained in this Section 5.2, express or implied, is intended to confer upon any employee of the Company or any of its Subsidiaries any right to continued receipt of any specific employee benefit, or shall constitute an amendment to or any other modification of any Employee Benefit Plan. This Section 5.2 shall inure exclusively to the benefit of and be binding upon the parties to this Agreement. Nothing in this Section 5.2 shall confer any rights or remedies of any kind or description upon any officer or employee, or their respective successors and assigns.

5.3 Access to Information. From and after the Effective Time, Parent shall (and shall cause the Surviving Corporation and each of its Subsidiaries and other Affiliates to), during normal business hours and upon reasonable notice, make available and provide each Securityholder and their respective representatives (including, without limitation, counsel and independent auditors) with access to the facilities and properties of the Surviving Corporation and each of its Subsidiaries and to all information, files, documents and records (written and computer) relating to the Surviving Corporation and its Subsidiaries or any of their businesses or operations for any and all periods prior to and including the Closing Date that they may require with respect to any reasonable business purpose (including, without limitation, any Tax matter) or in connection with any claim, dispute, action, cause of action, investigation or proceeding of any kind by or against any Person, and shall (and shall cause the Surviving Corporation and each of its Subsidiaries and other Affiliates) cooperate fully with such Securityholders and their respective representatives (including counsel and independent auditors) in connection with the foregoing, at the sole cost and expense of Parent, the Surviving Corporation and its Subsidiaries and other Affiliates, as applicable, including, without limitation, by making tax, accounting and financial personnel and other appropriate employees and officers of the Surviving Corporation and each of its Subsidiaries available to such Securityholders and their respective representatives (including counsel and independent auditors), with regard to any reasonable business purpose. Notwithstanding the foregoing, Parent shall not be required to (and shall not be required to cause the Surviving Corporation and each of its Subsidiaries and other Affiliates to) grant access or furnish information to Securityholders and their representatives to the extent that such access or disclosure would violate or prejudice the rights of its customers, would jeopardize an attorney/client or attorney work product privilege, or is prohibited by law or an existing contract or agreement. the Securityholders shall not have access to personnel records of the Surviving Corporation or any of its Subsidiaries relating to individual performance or evaluation records, medical histories or other information that in Parent’s good faith opinion is sensitive or the disclosure of which could subject the Surviving Corporation or any of its Subsidiaries to risk of liability; provided that the Securityholders shall not be prohibited from accessing such information pursuant to a valid court order. In addition, the Company shall use its reasonable best efforts to cause its auditors, at Parent’s expense, to furnish Parent and Merger Sub and their financing sources all financial statements, pro forma financial statements and other financial data and financial information of the Company and its Subsidiaries, including all financial statements and financial and other data of the type required by Regulation S-X and Regulation S-K under the Securities Act for registered offerings of debt securities, and of the type and form customarily included in offering documents used in private placements under Rule 144A of the Securities Act (including pro forma financial information), and other documents required to satisfy any customary negative assurance opinion, to consummate a financing, together with customary consents and comfort letters by auditors of the Company.

5.4 Indemnification of Officers, Directors, Employees and Agents.

(a) From and after the Effective Time, Parent and the Surviving Corporation shall, jointly and severally, indemnify, defend and hold harmless each Person who is now, or has been at any time prior to the date hereof or who becomes prior to the Effective Time, a director or officer of the Company or any of its Subsidiaries (the “D&O Indemnified Persons”) against all losses, claims, damages, costs, expenses (including attorneys’ and other professionals’ fee and expenses), liabilities or judgments or amounts that are paid in settlement with the approval of the indemnifying party (which approval shall not be unreasonably withheld) of or in connection with any threatened or actual claim, action, suit, proceeding or investigation based in whole or in part on or arising in whole or in part out of the fact that such Person is or was a director or officer of the Company or any of its Subsidiaries or is or was serving at the request of the Company or any of its Subsidiaries as a director or officer of another corporation, partnership, limited liability company, joint venture, employee benefit plan, trust or other enterprise or by reason of anything done or not done by such Person in any such capacity whether pertaining to any act or omission occurring or existing prior to, at or after the Effective Time and whether asserted or claimed prior to, at or after the Effective Time (“D&O Indemnified Liabilities”), including all D&O Indemnified Liabilities based in whole or in part on, or arising in whole or in part out of, or pertaining to the Transaction Documents or the transactions contemplated hereby and thereby, in each case to the fullest extent a corporation is permitted under the VSCA to indemnify its own directors or officers (and Parent and the Surviving Corporation shall, jointly and severally, pay expenses in advance of the final disposition of any such claim, action, suit, proceeding or investigation to each D&O Indemnified Person to the fullest extent a corporation is permitted under the VSCA to advance expenses to its directors and officers in connection with claims, actions and suits involving such Persons). In determining whether a D&O Indemnified Person is entitled to indemnification under this Section 5.4, if requested by such D&O Indemnified Person, such determination shall be made by special, independent counsel selected by the Surviving Corporation and approved by the D&O Indemnified Person (which approval shall not be unreasonably withheld) and who has not otherwise performed services for the Surviving Corporation or its Affiliates within the last three (3) years (other than in connection with such matters). Without limiting the foregoing, in the event any such claim, action, suit, proceeding or investigation is brought against any D&O Indemnified Persons (whether arising before or after the Effective Time), (i) the D&O Indemnified Persons may retain the Company’s regularly engaged independent legal counsel or other counsel satisfactory to them and reasonably satisfactory to the Company (or satisfactory to them and reasonably satisfactory to Parent and the Surviving Corporation after the Effective Time), and Parent and the Surviving Corporation shall pay all reasonable fees and expenses of such counsel for the D&O Indemnified Persons as promptly as statements therefor are received and (ii) Parent and the Surviving Corporation shall use their best efforts to assist in the vigorous defense of any such matter, provided that neither Parent nor the Surviving Corporation shall be liable for any settlement effected without its prior written consent (which consent shall not be unreasonably withheld). Any D&O Indemnified Person wishing to claim indemnification under this Section 5.4, upon learning of any such claim, action, suit, proceeding or investigation, shall notify the Surviving Corporation (but the failure so to notify shall not relieve a party from any liability that it may have under this Section 5.4 except to the extent such failure materially prejudices such party’s position with respect to such claims) and, if applicable, shall deliver to Parent and the Surviving Corporation the undertaking contemplated by Section 13.1-699.A.2 of the VSCA, but without any requirement for the posting of a bond or any other terms or conditions other than those expressly set forth herein.

(b) Parent and the Surviving Corporation shall not amend, repeal or otherwise modify the Articles of Incorporation and by-laws of the Surviving Corporation or manage the Surviving Corporation or any of its Subsidiaries in any manner that would affect adversely the rights thereunder of individuals who at and at any time prior to the Effective Time were directors or officers of the Company or any of its Subsidiaries. Parent shall, and shall cause the Surviving Corporation to, honor any indemnification agreements between the Company and any of its directors, officers or employees.

(c) Parent and the Surviving Corporation shall indemnify any D&O Indemnified Person against all reasonable costs and expenses (including attorneys’ fees and expenses), such amounts to be payable in advance upon request as provided in Section 5.4(a), relating to the enforcement of such D&O Indemnified Person’s rights under this Section 5.4 or under any charter, bylaw or contract regardless of whether such D&O Indemnified Person is ultimately determined to be entitled to indemnification hereunder or thereunder. Any amounts due pursuant to this Section 5.4 shall be payable upon request by the D&O Indemnified Person and shall bear interest from the date such were originally due and payable at a rate equal to the prime rate of interest as announced by JPMorgan Chase Bank, N.A. as in effect on the date of such initial request plus 3%.

(d) For a period of six (6) years after the Effective Time, Parent shall, or shall cause the Surviving Corporation to, maintain directors’ and officers’ liability insurance and fiduciary liability insurance covering the D&O Indemnified Persons who are currently covered by the Company’s existing directors’ and officers’ liability insurance or fiduciary liability insurance policies on terms no less advantageous to such D&O Indemnified Persons than such existing insurance; provided, however, that neither Parent nor the Surviving Corporation will be required in order to maintain such policies to pay an annual premium in excess of 300% of the greater of (i) the last annual premium paid by the Company prior to the date of this Agreement and (ii) the annual premium for the year in which the Closing occurs (the “Cap”); and provided, further, that, if equivalent coverage cannot be obtained, or can be obtained only by paying an annual premium in excess of the Cap, then Parent shall, or shall cause the Surviving Corporation to, maintain policies that, in Parent’s good faith judgment, provide the maximum coverage available at an annual premium equal to the Cap.

5.5 WARN Act. For a period of ninety-one (91) days (inclusive) following the Closing Date, Parent and the Surviving Corporation shall not, and shall cause the Subsidiaries of the Surviving Corporation to not, implement any plant closing, mass layoff or other termination of employees which, either alone or in the aggregate (with each other and/or with any plant closing, mass layoff or other termination of employees by the Company on or prior to the Closing Date), would create any obligations upon or liabilities for any Securityholder under the Worker Adjustment and Retraining Notification Act (by the “WARN Act”) or similar Applicable Laws.

5.6 Tax Matters.

(a) The parties agree to treat the transactions contemplated herein as a taxable purchase of the capital stock of the Company and will file all Tax Returns in a manner consistent therewith.

(b) Parent shall cause the Company and each Subsidiary to prepare and file all Tax Returns for any Pre-Closing Tax Period or Straddle Period for which Tax Returns are not yet due as of the Closing Date. All such Tax Returns shall be prepared (i) in a manner consistent with past practice, except as otherwise required by law and (ii) for a Pre-Closing Short Year, in accordance with the “end of the day” rule of Treas. Reg. § 1.1502-76(b)(1)(ii)(A)(1). To remove uncertainty, the Company, the Securityholders and Parent agree that each such Tax Return for a Pre-Closing Short Year shall not be prepared using the “next day” rule of Treas. Reg. §1.1502-76(b)(1)(ii)(B). These principles shall be applied regardless of the Surviving Corporation’s eligibility or election to file a consolidated Tax Return for the Post-Closing Tax Year. The Surviving Corporation and/or the Subsidiaries shall pay all Taxes shown as due and owing on such Tax Returns. Parent, the Surviving Corporation and the Subsidiaries shall permit the Representative to review and comment on each such Tax Return prior to filing.

(c) Without limiting the generality of Section 5.6(a), the Company and each Subsidiary shall file income Tax Returns for the Pre-Closing Short Year. The Tax Returns of the Company and each Subsidiary for the Pre-Closing Short Year shall, to the extent permitted by applicable law, report deductions relating to payments to Optionholders in respect of the Outstanding Options pursuant to Section 2.8. To remove uncertainty, no deduction relating to payments to Optionholders pursuant to Section 2.8 that are permitted under applicable law to be deducted in any Pre-Closing Tax Period shall be recognized in any Post-Closing Tax Year.

(d) Parent and the Joint Representatives shall, and shall each cause their respective Affiliates to, provide to the other such cooperation and information, as and to the extent reasonably requested, in connection with the filing of any Tax Return, amended Tax Return or claim for refund (including an IRS Form 4466), determining liability for Taxes or a right to refund of Taxes, or in conducting any action with respect to Taxes. Such cooperation and information shall include providing copies of all relevant portions of relevant Tax Returns, together with relevant accompanying schedules and relevant work papers, relevant documents relating to rulings and other determinations by taxing authorities, and relevant records concerning the ownership and Tax basis of property, which any such party may possess. Each party shall retain all Tax Returns, schedules, work papers, and all material records and other documents relating to Tax matters, of the Company and the Subsidiaries for the Tax period first ending after the Closing Date and for all prior Tax periods until the expiration of the applicable statute of limitations (and, to the extent notice is provided with respect thereto, any extensions thereof) for the Tax periods to which the Tax Returns and other documents relate. Thereafter, the party holding such Tax Returns or other documents may dispose of them provided that such party shall give to the other party written notice prior to doing so. Each party shall make its employees reasonably available on a mutually convenient basis at its cost to provide explanation of any documents or information so provided.

(e) The Securityholders shall pay and shall indemnify Parent, the Company, and the Subsidiaries of the Company against all Pre-Closing Period Taxes and Pre-Closing Straddle Period Taxes (including any Taxes imposed on the Company or a Subsidiary as a transferee or successor of any Person (including, but not limited to, any liability arising under Treas. Reg. § 1.1502-6) or resulting from any tax allocation, tax indemnification or tax sharing contract or agreement to which the Company or a Subsidiary is a party) in excess of the amount with respect to such Tax that is reflected as a liability in the calculation of Net Working Capital.

(f) The Securityholders shall be entitled to all Tax refunds or credits against tax otherwise owed attributable to Pre-Closing Period Taxes and Pre-Closing Straddle Period Taxes. Within seven (7) days of receipt of a Tax refund or a credit, Parent shall pay to the Joint Representatives (on behalf of the Securityholders) the amount of such refund or credit (less any amount reflected as an asset in the calculation of Net Working Capital) by wire transfer of immediately available funds. Such amount shall be delivered to the Paying Agent for deposit in the Exchange Account, and will be paid-out to the Securityholders as provided in Section 2.14 above, and shall be considered an adjustment to the Merger Consideration.

(g) All transfer, documentary, sales, use, stamp, registration and other similar transfer Taxes incurred in connection with the consummation of the transactions contemplated by this Agreement shall be paid equally by the Securityholders and the Parent. The party required by applicable law shall file all necessary Tax Returns and other documentation with respect to such Taxes and, if required by applicable law, the other party or parties shall join in the execution of such Tax Returns and other documentation.

(h) Payments made pursuant to Section 5.6(e) and Section 5.6(f) shall be treated as adjustments to the Merger Consideration.

(i) In the event of any conflict between the provisions of this Section 5.6 and the provisions of Article X, the provisions of this Section 5.6 shall control with respect to Taxes.

5.7 Employee Bonuses.

The Parent shall cause the Surviving Corporation to pay employee bonuses in the amount of $125,000 to Susan Hageman and amounts not to exceed $100,000 for any other employee and $625,000 in the aggregate as specified by the Company at least five business days prior to the Closing Date. Such bonuses will be paid 50% on the Closing Date and 50% on the date three months after the Closing Date, contingent only upon the continued employment of each such employee. For purposes of clarification, the amount of such bonuses, together with all Taxes related thereto, will be treated as a current liability for purposes of Net Working Capital. If any such employees are not employed on the date of the second payment, the amounts shall be reallocated among the remaining employees.

ARTICLE VI

MUTUAL COVENANTS

6.1 Governmental Consents.

(a) Except for the filings and notifications made pursuant to applicable Antitrust Laws, to which Sections 6.1(b), (c) and (d), and not this Section 6.1(a), shall apply, promptly following the execution of this Agreement, the parties shall proceed to prepare and file with the appropriate Governmental Authorities such Consents that are necessary in order to consummate the transactions contemplated by this Agreement and shall diligently and expeditiously prosecute, and shall cooperate fully with each other in the prosecution of, such matters.

(b) Promptly following the execution of this Agreement, but in no event later than ten (10) Business Days following the date of this Agreement, the parties shall file, or cause to be filed by their respective “ultimate parent entities,” with the FTC and the DOJ the notifications and other information (if any) required to be filed under the HSR Act with respect to the transactions contemplated in the Transaction Documents, which notifications will include a request for early termination of the waiting period under the HSR Act. Promptly following the execution of this Agreement, the Company and Parent shall proceed to prepare and file with the appropriate Governmental Authorities such additional requests, reports or notifications as may be required in connection with this Agreement and shall diligently and expeditiously prosecute, and shall cooperate fully with each other in the prosecution of, such matters. Each of Parent and the Company shall furnish to the other such necessary information and reasonable assistance as the other may reasonably request in connection with its preparation of any filing or submission which is necessary under the HSR Act. Parent and the Company shall keep each other apprised of the status of any communications with, and any inquiries or requests for additional information from, the FTC or the DOJ. Subject to the following proviso, Parent shall take whatever action is necessary, including an agreement to (i) sell or otherwise dispose of, or hold separate and agree to sell or otherwise dispose of, assets, categories of assets or businesses of the Company or Parent or either’s respective Subsidiaries; (ii) terminate such existing relationships and contractual rights and obligations of the Company or Parent or either’s respective Subsidiaries; (iii) terminate any relevant venture or other arrangement; or (iv) effectuate any other change or restructuring of the Company or Parent (and, in each case, to enter into agreements or stipulate to the entry of an order or decree or file appropriate applications with the FTC, DOJ or other Governmental Authority), in each case with respect to the foregoing clauses (i), (ii), (iii) or (iv) (each a “Divestiture Condition”), if such action is reasonably likely to be necessary to satisfy the closing conditions set forth in Sections 7.1(a)(i) and 7.1(b); provided that, notwithstanding the above, the Parent shall not be obligated to agree to or undertake Divestiture Conditions that in the aggregate involve assets, relationships, contractual rights, arrangements, or restructurings with a value in the aggregate in excess of $5,000,000. Parent shall be entitled to direct any proceedings or negotiations with any Governmental Authority relating to any of the foregoing, provided that it shall afford the Company a reasonable opportunity to participate therein. In addition, Parent shall take such action as may be required by any federal or state court of the United States, in any action brought by a Governmental Authority or any other Person challenging the Merger as violative of the Antitrust Laws, including as set forth in clauses (i), (ii), (iii) or (iv) above (subject to the applicable proviso), in order to avoid the entry of any permanent injunction or other permanent order which would restrain, enjoin or otherwise prevent the consummation of the Merger, and in the event that any permanent or preliminary injunction or other order is entered or becomes reasonably foreseeable to be entered in any proceeding that would make consummation of the transactions contemplated hereby in accordance with the terms of this Agreement unlawful or that would restrain, enjoin or otherwise prevent or materially delay the consummation of the transactions contemplated by this Agreement, Parent shall take promptly any and all steps necessary to vacate, modify or suspend such injunction or order so as to permit such consummation prior to the Termination Date.

(c) The failure of Parent to discharge, satisfy or remove such Divestiture Condition, the failure by Parent to obtain clearance or expiration of the required waiting period under the HSR Act or any other applicable Antitrust Law or the failure by Parent to cause to be vacated, modified or suspended any injunction or order resulting from a claim that the Merger is violative of any Antitrust Laws, in each case prior to the Termination Date, shall be deemed a material breach by Parent of this Agreement, unless such failure results from the Company’s failure, in any material respect, to perform its obligations under this Section 6.1.

(d) From the date of this Agreement through the date of termination of the required waiting period under the HSR Act, the Company, Parent and Merger Subsidiary shall not take any action that could reasonably be expected to hinder or delay the obtaining of clearance or the expiration of the required waiting period under the HSR Act or any other applicable Antitrust Law.

(e) Prior to the Closing, Parent and the Company shall each pay one-half of the filing fee required under the HSR Act and all other applicable Antitrust Laws.

6.2 Investigation and Agreement by Parent and Merger Subsidiary; No Other Representations or Warranties.

(a) Each of Parent and Merger Subsidiary acknowledges and agrees that it has made its own inquiry and investigation into, and, based thereon, has formed an independent judgment concerning, the Company and its Subsidiaries and their businesses and operations, and Parent and Merger Subsidiary have been furnished with or given full access to such information about the Company and its Subsidiaries and their businesses and operations as they requested. In connection with Parent’s and Merger Subsidiary’s investigation of the Company and its Subsidiaries and their businesses and operations, Parent, Merger Subsidiary and their respective representatives have received from the Company or its representatives certain projections and other forecasts for the Company and its Subsidiaries and certain estimates, plans and budget information. Parent and Merger Subsidiary acknowledge and agree that (i) there are uncertainties inherent in attempting to make such projections, forecasts, estimates, plans and budgets; (ii) Parent and Merger Subsidiary are familiar with such uncertainties; and (iii) Parent and Merger Subsidiary are taking full responsibility for making their own evaluations of the adequacy and accuracy of all estimates, projections, forecasts, plans and budgets so furnished to them or their representatives.

(b) Each of Parent and Merger Subsidiary agrees that, except for the representations and warranties made by the Company that are expressly set forth in Section 3.1 of this Agreement, none of the Company, any Subsidiary of the Company, any Securityholder, or any of their respective Affiliates or representatives has made and shall not be deemed to have made to any of Parent, Merger Subsidiary or their respective Affiliates or representatives any representation or warranty of any kind. Without limiting the generality of the foregoing, and notwithstanding any otherwise express representations and warranties made by the Company and set forth in Section 3.1, each of Parent and Merger Subsidiary agrees that none of the Company, any Subsidiary of the Company, any Securityholder, or any of their respective Affiliates or representatives makes or has made any representation or warranty to Parent, Merger Subsidiary or to any of their respective representatives or Affiliates with respect to:

(i) any projections, forecasts, estimates, plans or budgets of future revenue, expenses or expenditures, future results of operations (or any component thereof), future cash flows (or any component thereof) or future financial condition (or any component thereof) of the Company or any of its Subsidiaries or the future business, operations or affairs of the Company or any of its Subsidiaries heretofore or hereafter delivered to or made available to Parent, Merger Subsidiary or their respective representatives or Affiliates; or

(ii) any other information, statements or documents heretofore or hereafter delivered to or made available to Parent, Merger Subsidiary or their respective representatives or Affiliates, including the information contained in the electronic data room, with respect to the Company or any of its Subsidiaries or the business, operations or affairs of the Company or any of its Subsidiaries, except as expressly covered by representations and warranties made by the Company and set forth in Section 3.1.

(c) The Company acknowledges and agrees that, except for the representations and warranties made by Parent or Merger Subsidiary as expressly set forth in Section 3.2, none of Parent, Merger Subsidiary or any of their respective Affiliates or representatives makes or has made to any of the Company, any Subsidiary of the Company, any Securityholder or any of their respective Affiliates or representatives any representation or warranty of any kind.

ARTICLE VII

CONDITIONS PRECEDENT

7.1 Conditions to Each Party’s Obligation. The respective obligations of the Company, Parent and Merger Subsidiary to effect the transactions contemplated by this Agreement are subject to the satisfaction on or prior to the Closing Date of the following conditions:

(a) Consents and Approvals. All Consents of or imposed by any Governmental Authority necessary for the consummation of the transactions contemplated by this Agreement and the other Transaction Documents shall have been obtained, occurred or have been made, including:

(i) those arising under all applicable Antitrust Laws, including the expiration or termination of the applicable waiting period under the HSR Act; and

(ii) the consent of the District of Columbia Public Service Commission and the Virginia Corporation Commission (Telecommunications Division) to the transfer of control of the Company shall have been obtained; and

(iii) notice of the transactions contemplated by this Agreement shall have been provided to, or, if required, the consent shall have been obtained of, the Maryland Public Service Commission.

(b) No Injunctions or Restraints. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the transactions contemplated by this Agreement or any other Transaction Document shall be in effect.

(c) No Action. No action shall have been taken nor any statute, rule or regulation shall have been enacted by any Governmental Authority that makes the consummation of the transactions contemplated by this Agreement or any other Transaction Document illegal.

7.2 Conditions to Obligation of Parent and Merger Subsidiary. The obligation of Parent and Merger Subsidiary to effect the transactions contemplated by this Agreement is subject to the satisfaction of the following conditions unless waived, in whole or in part, by Parent:

(a) Representations and Warranties. Each of the representations and warranties of the Company set forth in Section 3.1 shall be accurate in all material respects (other than representations and warranties that are qualified as to materiality or Material Adverse Effect, which representations and warranties shall be true in all respects) as of the date of this Agreement and (except to the extent such representations and warranties speak expressly as of an earlier date) as of the Effective Time as though made on and as of the Effective Time (it being understood that any Supplemental Disclosure Letter delivered by the Company to Parent prior to the Closing Date shall not be taken into consideration for purposes of determining the accuracy of such representations and warranties unless otherwise agreed by Parent and the Company). Parent shall have received a certificate signed on behalf of the Company by the Chief Executive Officer of the Company to such effect.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations and complied with all covenants and conditions required to be performed or complied with by it under this Agreement at or prior to the Effective Time, and Parent shall have received a certificate signed on behalf of the Company by the Chief Executive Officer of the Company to such effect.

(c) Closing Deliveries. All documents, instruments, certificates or other items required to be delivered at the Closing by the Company pursuant to Section 8.2(b) of this Agreement shall have been delivered. For the sake of clarity, notwithstanding anything to the contrary contained herein, the parties acknowledge and agree that it shall not be a condition to the obligations of Parent or Merger Subsidiary that Parent obtain additional financing.

(d) No Adverse Litigation. No order of any Governmental Authority shall be in effect that enjoins, restrains, conditions, or prohibits the consummation of this Agreement or any other Transaction Document, and no litigation, investigation, or administrative Proceeding shall be pending or threatened that would enjoin, restrain, condition or prevent consummation of the transactions contemplated by this Agreement or any other Transaction Document.

(e) No Material Adverse Effect. There shall not have occurred any change, event, or development that, individually or in the aggregate, has had or is reasonably likely to have a Material Adverse Effect.

(f) Maximum Dissenting Shares. Not more than 10% of the Outstanding Common Shares shall be Dissenting Shares.

7.3 Conditions to Obligations of the Company. The obligation of the Company to effect the transactions contemplated by this Agreement is subject to the satisfaction of the following conditions unless waived, in whole or in part, by the Company:

(a) Representations and Warranties. Each of the representations and warranties of Parent and Merger Subsidiary set forth in this Agreement shall be accurate in all material respects as of the date of this Agreement and (except to the extent such representations and warranties expressly speak as of an earlier date) as of the Effective Time as though made on and as of the Effective Time. The Company shall have received a certificate signed on behalf of Parent by the Chief Executive Officer or the Chief Financial Officer of Parent to such effect.

(b) Performance of Obligations of Parent and Merger Subsidiary. Each of Parent and Merger Subsidiary shall have performed in all material respects all obligations and complied with all covenants required to be performed or complied with respectively by them under this Agreement at or prior to the Effective Time, and the Company shall have received a certificate signed on behalf of Parent by the Chief Executive Office or the Chief Financial Office of Parent to such effect.

(c) Closing Deliveries. All documents, instruments, certificates or other items required to be delivered at Closing by Parent and Merger Subsidiary pursuant to Section 8.2(a) of this Agreement shall have been delivered.

ARTICLE VIII

CLOSING

8.1 Closing. Unless this Agreement shall have been terminated and the transactions herein contemplated shall have been abandoned pursuant to Article IX, and subject to the satisfaction or waiver of the conditions set forth in Article VII, the closing of the Merger (the “Closing”) shall take place at 9:00 a.m., not later than the fifth Business Day after termination or expiration of the applicable waiting period (and any extension thereof) under the HSR Act and the satisfaction of the conditions set forth in Section 7.1(a), at the offices of Gibson, Dunn & Crutcher, LLP, 1801 California Street, 80202, unless another date, time or place is mutually agreed to in writing by Parent and the Company. If any of the conditions set forth in Article VII are not satisfied or waived at the time the Closing is to occur pursuant to this Section 8.1, Parent or the Company may, by notice to the other, adjourn the Closing to a date specified in that notice (but not later than the Termination Date). (The date and time on which the Closing, as it may have been adjourned, occurs is the “Closing Date.”).

8.2 Actions to Occur at Closing.

(a) At the Closing, Parent and Merger Subsidiary shall deliver or pay, as the case may be, the following in accordance with the applicable provisions of this Agreement:

(i) Closing Payments. To the Securityholders, the Paying Agent, and the Indemnification Escrow Agent and the other payees identified in Section 2.14, by wire transfers of immediately available funds, the payments required to be made by Parent at the Closing under Article II;

(ii) Certificates. The certificates described in Section 7.3(a) and (b); and

(iii) Indemnification Escrow Agreement. To the Joint Representatives, a counterpart of the Indemnification Escrow Agreement executed by Parent and Escrow Agent.

(b) At the Closing, the Company shall deliver to Parent the following:

(i) Certificate. The certificates described in Section 7.2(a) and (b);

(ii) Resignations. Resignations of the directors of the Company and each of its Subsidiaries and such officers as requested by the Parent;

(iii) Indemnification Escrow Agreement. To Parent, a counterpart of the Indemnification Escrow Agreement executed by the Joint Representatives;

(iv) Bank Accounts. Evidence of the removal of the Company’s and its Subsidiaries’ bank account signatories and the replacement of such signatories effective as of the Closing with individuals to be designated by Parent no less than ten (10) days prior to the Closing Date;

(v) FIRPTA Certificate. A certificate pursuant to Treas. Reg. § 1.1445-2(c)(3) stating that the Company is not nor has it been a U.S. real property holding corporation (as defined in section 897(c)(2) of the Code) during the applicable period specified in section 897(c) of the Code; and

(vi) Termination Agreement. The Company’s Second Amended and Restated Shareholders Agreement dated October 24, 2011 shall have been terminated effective immediately prior to the Closing Date.

(vii) Support Agreement. A Support Agreement, as described in Section 10.4(c)(ii), executed by those certain Securityholders specified therein.

(viii) Debt Payoff Letters. The Company shall have delivered to Parent a payoff letter duly executed by each holder of Indebtedness, each in form and substance reasonably acceptable to Parent, in which the payee shall agree that upon payment of the amount specified in such payoff letter (i) all outstanding obligations of the Company and its Subsidiaries (and as of the Effective Time, the Surviving Corporation) arising under or related to the applicable Indebtedness shall be repaid, discharged and extinguished in full; (ii) all Liens in connection therewith shall be released; (iii) the payee shall take all actions reasonably requested by Parent to evidence and record such discharge and release as promptly as practicable; and (iv) payee shall return to the Company and its Subsidiaries all instruments evidencing the applicable Indebtedness and all collateral securing the applicable Indebtedness.

(ix) Liens. The Company shall have delivered to Parent evidence of the termination of all Liens other than Permitted Encumbrances.

(ix) Non-Compete Agreements. Non-Compete Agreements in the forms attached hereto as Exhibts F-1 and F-2, executed by the parties thereto.

(x) Good Standing Certificates. Good standing certificates for the Company and each of its Subsidiaries dated within two business days of the Closing Date.

(c) Pursuant to Section 2.2, the Company and Parent shall cause the Articles of Merger to be properly executed and filed with the State Corporation Commission of the Commonwealth of Virginia.

ARTICLE IX

TERMINATION, AMENDMENT AND WAIVER

9.1 Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time:

(a) by mutual written consent of Parent and the Company; or

(b) by either Parent or the Company:

(i) if there shall have been any breach by the other party (which, in the case of the right of termination by the Company, shall also include any breach by Merger Subsidiary) of any representation, warranty, covenant or agreement set forth in this Agreement, which breach (A) would give rise to the failure of a condition to the Closing hereunder and (B) either (1) cannot be cured or (2) if it can be cured, has not been cured prior to the first to occur of (x) 5:00 p.m. on the date that is 20 days following receipt by the breaching party of written notice of such breach or (y) 5:00 p.m. on the date immediately preceding the Termination Date (the “Cure Period”); and, without limiting the generality of the foregoing, there shall be no Cure Period for Parent’s failure to obtain all funds on or prior to the Closing Date necessary to consummate the Merger and the other transactions contemplated by this Agreement and the other Transaction Documents in accordance with the terms and conditions hereof and thereof (which failure shall constitute a material breach of this Agreement);

(ii) if a court of competent jurisdiction or other Governmental Authority shall have issued an order, decree or ruling or taken any other action (which order, decree or ruling Parent and the Company shall use their reasonable best efforts to lift), in each case permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and the other Transaction Documents and such order, decree, ruling or other action shall have become final and nonappealable; provided, however, that the right to terminate this Agreement under this Section 9.1(b)(ii) shall not be available to any party who did not use reasonable best efforts to lift any such order, decree, ruling or other action or whose failure to comply with Section 6.1 has been the primary cause of the condition set forth in this Section 9.1(b)(ii) not being satisfied; or

(iii) if the Closing shall not have occurred on or before 5:00 p.m. on November 15, 2012 (the “Termination Date”); provided however that the right to terminate this Agreement under this Section 9.1(b)(iii) shall not be available if the failure of the party so requesting termination to fulfill any obligation under this Agreement shall have been the cause of, or shall have resulted in, the failure of the Closing to occur on or prior to such date.

9.2 Effect of Termination. In the event of the termination of this Agreement by either the Company or Parent as provided in Section 9.1, this Agreement shall forthwith become void and there shall be no liability or obligation hereunder on the part of Parent, Merger Subsidiary or the Company or their respective Affiliates, directors, officers, employees or shareholders, except that Article I, this Article IX and Article XI shall survive such termination.

9.3 Fees and Expenses Following Termination. If this Agreement is terminated (a) by the Company pursuant to Section 9.1(b)(i) or (b) by Parent for any reason not set forth in Section 9.1, then in either such case Parent shall, within three (3) Business Days after such termination, pay to the Company the Termination Fee by wire transfer of immediately available funds. In addition, Parent shall reimburse the Company for its out-of-pocket legal, accounting, investment banker and other professional fees and expenses incurred in connection with the transactions contemplated herein within three (3) Business Days after Company notifies Parent of the amount thereof. The Company and Parent acknowledge and hereby agree that the provisions of this Section 9.3 are an integral part of the transactions contemplated by this Agreement (including the Merger), and that, without such provisions the Company, Parent and Merger Subsidiary would not have entered into this Agreement. Each of the parties hereto acknowledges and agrees that the Termination Fee provided for in this Section 9.3 constitutes liquidated damages, and not a penalty, and is reasonable in the event of a termination by Parent for any reason not provided for in Section 9.1. The payment by Parent of the Termination Fee pursuant to this Section 9.3 shall be the sole remedy of the Company with respect to the termination by the Company or any breach of this Agreement by Parent or Merger Subsidiary. If Parent shall fail to pay in a timely manner the amounts due pursuant to this Section 9.3, and, in order to obtain such payment, the Company makes a claim against Parent that results in a judgment against the Parent, Parent shall pay to the Company the reasonable costs and expenses of the Company (including its reasonable attorneys’ fees and expenses) incurred or accrued in connection with such suit, together with interest on the amounts set forth in this Section 9.3 at the prime lending rate prevailing during such period as published in The Wall Street Journal. Any interest payable hereunder shall be calculated on a daily basis from the date such amounts were required to be paid until (but excluding) the date of actual payment, and on the basis of a 360-day year.

9.4 Return of Information. Within ten (10) Business Days following termination of this Agreement in accordance with Section 9.1, Parent shall, and shall cause Merger Subsidiary and their respective Affiliates and representatives to, return to the Company, or destroy, all Confidential Information (as defined in the Confidentiality Agreement) furnished or made available to Parent and Merger Subsidiary and their respective Affiliates and representatives by or on behalf of the Company, and all analyses, compilations, data, studies, notes, interpretations, memoranda or other documents prepared by Parent or Merger Subsidiary or any of their respective Affiliates or representatives (including electronic copies thereof) that refer to, relate to, discuss or contain, or are based on, in whole or in part, any such Information. Parent shall deliver a certificate signed by its Chief Executive Officer, which certificate shall provide evidence reasonably substantiating the return or destruction of the Information as required under this Section 9.4.

ARTICLE X

INDEMNIFICATION

10.1 Survival of Representations, Warranties and Agreements. The representations and warranties of the Company, Parent and Merger Subsidiary set forth in this Agreement, the other Transaction Documents, and in any certificate delivered in connection with this Agreement or any of the other Transaction Documents and the right of an Indemnified Person to assert any claim for indemnification pursuant to this Article X shall survive the Closing until 5:00 p.m. on the date that is 18 months following the Closing Date (as modified by the following proviso, the “Expiration Date”); provided, however, that (a) the representations and warranties set forth in Sections 3.1(a) (b), (c), (d) and (e) relating to the organization and capitalization of the Company and its Subsidiaries, and Section 3.2(b) relating to authority (Sections 3.1(a), (b), (c), (d) and (e) and 3.2(b) are collectively referred to herein as the “Fundamental Representations”) shall survive indefinitely, (b) the representations and warranties set forth in Section 3.1(o) relating to Taxes shall survive until close of business on the 120th day following the expiration of the applicable statute of limitations and (c) the covenants and other agreements of the Company, Parent and Merger Subsidiary set forth in this Agreement and in the other Transaction Documents shall survive the Closing Date in accordance with their terms.

10.2 Indemnification of the Parent Indemnified Persons. Subject to the limitations on recourse and recovery set forth in this Article X, from and after the Closing, the Securityholders, acting through the Joint Representatives, shall indemnify, defend and hold harmless the Parent Indemnified Persons from and against any and all Losses imposed upon or incurred by any Parent Indemnified Person after the Closing, in connection with, arising out of or resulting from (a “Parent Indemnification Claim”):

(a) the inaccuracy or breach of any representation or warranty made by the Company in Section 3.1, or in any certificate delivered by or on behalf of the Company to Parent prior to the Closing in connection with this Agreement (giving effect to any limitations or qualifications thereto, including materiality or Material Adverse Effect, for purposes of determining whether a breach has occurred but not for purposes of determining Losses therefrom and it being understood that any Supplemental Disclosure Letter delivered by the Company to Parent prior to the Closing Date shall not be taken into consideration for purposes of determining the accuracy of such representations and warranties unless otherwise agreed by Parent and the Company).

(b) any nonfulfillment or breach by the Company of any covenant or agreement made by the Company under this Agreement and which is required to be performed by the Company at or prior to the Closing.

10.3 Indemnification of the Securityholder Indemnified Persons. From and after the Closing, Parent and the Surviving Corporation, jointly and severally, shall indemnify, defend and hold harmless the Securityholder Indemnified Persons from and against any and all Losses imposed upon or incurred by any Securityholder Indemnified Person after the Closing in connection with, arising out of or resulting from (a “Securityholder Indemnification Claim”):

(a) the inaccuracy or breach of any representation or warranty made by Parent or Merger Subsidiary in Section 3.2, or in any certificate delivered by or on behalf of Parent or Merger Subsidiary to the Company in connection with this Agreement (giving effect to any limitations or qualifications thereto, including materiality or Material Adverse Effect, for purposes of determining whether a breach has occurred but not for purposes of determining Losses therefrom); or

(b) any nonfulfillment or breach of any covenant or agreement (i) made by Parent or Merger Subsidiary under this Agreement or (ii) made by the Surviving Corporation under this Agreement and, in the case of this clause (ii), which is required to be performed after the Closing.

10.4 Limitations.

(a) Minimum Loss. The Parent Indemnified Persons shall not be entitled to be indemnified for Losses pursuant to Section 10.2 unless and until the aggregate amount of all such Losses exceeds $585,000 (the “Minimum Loss”) and otherwise satisfy all other requirements under this Section 10.4. After the Minimum Loss is exceeded, Parent Indemnified Persons shall be entitled to be paid the entire amount of any Losses pursuant to Section 10.2 in excess of (but not including) the Minimum Loss, subject to the limitations on recovery and recourse set forth in this Agreement.

(b) Limitation as to Time. No Indemnifying Person shall be liable for any Losses that are indemnifiable under Section 10.2(a) or Section 10.3(a) unless a written claim for indemnification under this Agreement is delivered by the Indemnified Person to the Indemnifying Person with respect thereto prior to the applicable Expiration Date.

(c) Sole and Exclusive Remedy; Recourse Against Escrowed Funds.

(i) Each of Parent, Merger Subsidiary, the Company and the Securityholders acknowledges and agrees that, after the Closing, notwithstanding any other provision of this Agreement to the contrary, the sole and exclusive remedy of the Parent Indemnified Persons and the Securityholder Indemnified Persons with respect to claims for Losses or otherwise, including those set forth in Sections 10.2 and 10.3, in connection with, arising out of or resulting from the subject matter of this Agreement and the transactions contemplated hereby (except for the equitable remedies described in Section 11.19 and claims arising out of fraud and for claims for injunctive relief) shall be in accordance with, and limited solely to indemnification under, the provisions of this Article X and, with respect to Parent Indemnification Claims, the Indemnification Escrow Agreement and the Support Agreement; provided, however, that the Joint Representatives shall remain entitled to indemnification pursuant to Section 12.2(c).

(ii) Each of Parent, Merger Subsidiary and the Surviving Corporation further acknowledge and agree that the Indemnification Escrow Amount shall be the sole and exclusive source of funds for satisfaction of all claims by Parent Indemnified Persons for Losses or otherwise, including those set forth in Section 10.2, in connection with, arising out of or resulting from the subject matter of this Agreement and the transactions contemplated hereby; provided, however, that the foregoing clause shall not apply to breaches of Fundamental Representations or to inaccuracies or breaches of Section 3.1(o) or the non-fulfillment or breach of Section 5.6; provided, further, that certain Securityholders shall enter into a Support Agreement (the “Support Agreement”), in the form attached hereto as Exhibit E, pursuant to which such Securityholders shall be severally, but not jointly, responsible for Losses related to inaccuracies or breaches of Fundamental Representations or inaccuracies or breaches of Section 3.1(o) or or the non-fulfillment or breach of Section 5.6 in excess of the Indemnification Escrow Amount. Notwithstanding the foregoing, until such time as the Indemnification Escrow Amount is exhausted or released, Parent Indemnified Persons shall be prohibited from asserting a claim against the Securityholders for Losses related to inaccuracies or breaches of Fundamental Representations or inaccuracies or breaches of Section 3.1(o) or the non-fulfillment or breach of Section 5.6, and in no event shall a Securityholder have any liability in excess of such Securityholder’s portion of the Merger Consideration.

(iii) Except as expressly set forth in the Support Agreement, no Securityholder shall have any liability to the Parent Indemnified Persons in connection with this Agreement or the transactions contemplated hereby, other than such Securityholder’s pro rata share of the Indemnification Escrow Amount, which shall be available to satisfy Losses of Parent Indemnified Persons, subject to and in accordance with the terms of this Agreement. Except as expressly set forth in the Support Agreement, Parent and the Surviving Corporation, on their own behalf and on behalf of each other Parent Indemnified Person, hereby covenant forever not to assert, file, prosecute, commence or institute (or sponsor or purposely facilitate any Person in connection with the foregoing) any complaint or lawsuit or any legal, equitable, arbitral or administrative proceeding of any nature against any of the Securityholders in connection with any Parent Indemnification Claim. At and after such time as the Indemnification Escrow Amount is exhausted or released, the Parent Indemnified Persons shall not be entitled to seek indemnity under this Article X, and the Parent Indemnified Persons shall have no further recourse against any Person for any unpaid Losses of any Parent Indemnified Person, except to the extent set forth in the Support Agreement.

(d) Characterization of Payments. For all Tax purposes, the parties agree to treat (and shall cause each of their respective Affiliates to treat) any indemnity payment under this Agreement as an adjustment to the Merger Consideration payable to the Securityholders pursuant to Article II unless a final and nonappealable determination by an appropriate Governmental Authority (which shall include the execution of an IRS Form 870-AD or successor form) provides otherwise; provided that the Indemnifying Person’s prior written consent (which will not be unreasonably withheld, conditioned or delayed) will be obtained by the Indemnified Person who seeks to accept, via a settlement or compromise with any such Governmental Authority, a position that is contrary to treatment of an indemnity payment as an adjustment to the Merger Consideration payable to the Securityholders pursuant to Article II.

10.5 Third Party Claims.

(a) Promptly after receipt by any Indemnified Person of notice of the commencement or assertion of any action, proceeding, demand, claim or investigation by a third party or circumstances which, with the lapse of time, such Indemnified Person believes is likely to give rise to an action, proceeding, demand, claim or investigation by a third party (an “Asserted Liability”) that may result in a Loss, such Indemnified Person shall give written notice thereof (the “Claims Notice”) to the Indemnifying Persons. The Claims Notice shall describe the Asserted Liability in reasonable detail, and shall indicate the amount (estimated, if necessary) of the Loss that has been or may be suffered. The failure to provide such notice, however, shall not release the Indemnifying Party from any of its obligations under this Article X except to the extent that the Indemnifying party is materially prejudiced by such failure.

(b) If the Indemnifying Persons acknowledge in writing their obligation to indemnify the Indemnified Persons against any and all Losses that may result from an Asserted Liability, the Indemnifying Persons shall be, subject to the limitations set forth in this Section 10.5, entitled to assume control of and appoint lead counsel for such defense; provided, however, that the Indemnifying Persons shall not have the right to assume control of the defense of any Asserted Liability (i) to the extent that the object of such Asserted Liability is to obtain an injunction, restraining order, declaratory relief or other non-monetary relief against the Indemnified Person which, if successful, would materially adversely affect the business, operations, assets, or financial condition of the Indemnified Person, or (ii) if the named parties to any such action or proceeding (including any impleaded parties) include both the Indemnified Persons and the Indemnifying Persons and the former shall have been advised in writing by counsel (with a copy to the Indemnifying Persons) that there are one or more legal or equitable defenses available to them that are different from or additional to those available to Indemnifying Persons; provided, further, that to exercise such rights the Indemnifying Person must give notice to the Indemnified Person within 30 days after receipt of any such Claims Notice whether it is agreeing to accept responsibility and assuming control of and appointing lead counsel for such defense. If the Indemnifying Person does not give such notice within such 30-day period or either proviso in this Section 10.5(b) applies, then the Indemnified Person shall have the right to assume control of the defense thereof at the cost and expense of the Indemnifying Person.

(c) If the Indemnifying Person shall assume the control of the defense of the Asserted Liability in accordance with the provisions of this Section 10.5, (i) the Indemnifying Person shall obtain the prior written consent of the Indemnified Person before entering into any settlement, compromise, admission or acknowledgement of the validity of such Asserted Liability if the settlement does not unconditionally release the Indemnified Person from all liabilities and obligations with respect to such Asserted Liability or the settlement imposes injunctive or other equitable relief against the Indemnified Person and (ii) the Indemnified Person shall be entitled to participate, at its own cost and expense, in the defense of such Asserted Liability and to employ separate counsel of its choice for such purpose. The fees, costs and expenses of any such separate counsel to the Indemnified Person pursuant to this Section 10.5 shall be paid by the Indemnified Person.

(d) If the Indemnified Person shall assume the control of the defense of any Asserted Liability in accordance with the provisions of this Section 10.5, the Indemnified Party shall have the sole right to assume the defense of and settle such Asserted Liability. Notwithstanding the foregoing, the Indemnifying Person shall be entitled to participate, at its cost and expense, in the defense of such Asserted Liability and to employ separate counsel of its choice for such purpose, and the Indemnifying Person shall be entitled to contest the reasonableness of any such settlement to which it does not consent.

(e) Each party shall cooperate, and cause their respective Affiliates to cooperate, in the defense or prosecution of any Asserted Liability and shall furnish or cause to be furnished such records, information and testimony (subject to any applicable confidentiality agreement), and attend such conferences, discovery proceedings, hearings, trials or appeals as may be reasonably requested in connection therewith.

(f) The fees, costs and expenses of the Joint Representatives’ legal counsel and any experts (including expert witnesses), consultants and other representatives engaged by them in connection with (i) the Joint Representatives’ assumption of the defense of an Asserted Liability pursuant to this Section 10.5 on behalf of the Securityholder Indemnified Persons as Indemnified Persons or (ii) the Joint Representatives’ participation in the defense of an Asserted Liability pursuant to this Section 10.5 on behalf of the Securityholder Indemnified Persons as Indemnified Persons, in each case, shall be unlimited and shall be paid out of the Indemnification Escrow Amount.

10.6 Direct Claims. In any case in which an Indemnified Person seeks indemnification hereunder which is not subject to Section 10.5 because no Asserted Liability is involved, the Indemnified Person shall notify the Indemnifying Person in writing of any Losses that such Indemnified Person claims are subject to indemnification under the terms hereof. The failure of the Indemnified Person to exercise promptness in such notification shall not amount to a waiver of such claim unless and only to the extent that the resulting delay materially and adversely prejudices the position of the Indemnifying Person with respect to such claim.

10.7 Other Claims. In connection with any Losses for which an Indemnified Person may seek indemnification under this Article X, such Indemnified Person shall use its commercially reasonable efforts to seek and pursue any available insurance coverage or other claims against third parties that such Indemnified Person may have in respect of such Losses and the amount of insurance proceeds or other recoveries actually received by the Indemnified Person less any deductibles and the related reasonable out-of-pocket fees and expenses incurred by such Indemnified Person in recovering such amounts shall not be included in Losses that such Indemnified Person may recover under this Article X and if the Indemnified Person receives any such amounts subsequent to an indemnification payment by the Indemnifying Person in respect of such Losses, then such Indemnified Person shall promptly reimburse the Indemnifying Person for any payment made or expense incurred by such Indemnifying Person in connection with providing such indemnification payment up to the above amounts so received by the Indemnified Person.

10.8 Remedies Not Affected by Investigation or Knowledge. If the transactions contemplated hereby are consummated, Parent expressly reserves the right to seek indemnity or other remedy pursuant to Article X of this Agreement for any Losses arising out of or relating to any breach of any representation, warranty or covenant contained herein, notwithstanding any investigation by, or knowledge of, such party in respect of any fact or circumstances that reveals the occurrence of any such breach, whether before or after the execution and delivery hereof.

ARTICLE XI

GENERAL PROVISIONS

11.1 Reasonable Efforts; Further Assurances.

(a) Prior to the Closing, upon the terms and subject to the conditions set forth in this Agreement, the Company, Parent and Merger Subsidiary agree to use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable (subject to any Applicable Laws) to consummate the Merger and make effective the Merger and the other transactions contemplated by this Agreement and the other Transaction Documents as promptly as practicable, including (i) the obtaining of all Consents of, and the making of all registrations, declarations and filings with, Governmental Authorities and (ii) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of this Agreement and the other Transaction Documents. In addition, no party hereto shall take any action after the date of this Agreement to materially delay the obtaining of, or result in not obtaining, any Consent from any Governmental Authority necessary to be obtained prior to Closing.

(b) At and after the Effective Time, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Company or Merger Subsidiary, any bills of sale, assignment or assurances and to take and do, in the name and on behalf of the Company or Merger Subsidiary, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

11.2 Amendment and Modification. This Agreement may be amended only by an instrument in writing signed by the parties hereto, provided that such amendment has been authorized by action taken by their respective Boards of Directors; provided, however, that no amendment shall be made which by Applicable Law requires further approval by a party’s shareholders without such further approval.

11.3 Waiver of Compliance. Except as otherwise provided in Section 8.3, any failure of Parent or Merger Subsidiary on the one hand, or the Company, on the other hand, to comply with any obligation, covenant, agreement or condition contained herein may be waived only if set forth in an instrument in writing signed by the party or parties to be bound by such waiver (including, if such waiver is after the Closing, the third-party beneficiaries set forth in Section 11.6), but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any other failure.

11.4 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Applicable Law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated herein is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Governmental Authority making such determination is authorized and instructed to modify this Agreement so as to effect the original intent of the parties as closely as possible in order that the transactions contemplated herein are consummated as originally contemplated to the fullest extent possible.

11.5 Expenses and Obligations. Except as otherwise expressly provided in this Agreement, all costs and expenses incurred by the parties hereto in connection with the transactions contemplated by this Agreement shall be borne solely and entirely by the party that has incurred such expenses.

11.6 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and its successors and permitted assigns. Nothing in this Agreement is intended to confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Agreement except as expressly set forth herein. Notwithstanding the foregoing, from and after the Closing, (a) Article II, Section 6.2, Article X, Article XI and Article XII are made for the benefit of the Securityholders, (b) Sections 3.2(f), 5.4, 5.5 and Article XI are made for the benefit of any of the Company’s and/or its Subsidiaries (i) directors and officers, and (ii) former directors and officers, and (c) Article X and Article XI are made for the benefit of the Parent Indemnified Persons. From and after the Closing, all of the Persons identified in clauses (a) through (c) in the immediately preceding sentence shall be entitled to enforce such provisions and to avail themselves of the benefits of any remedy for any breach of such provisions, all to the same extent as if such Persons were parties to this Agreement.

11.7 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered by hand, mailed by registered or certified mail (return receipt requested), sent by facsimile or sent by Federal Express or other recognized overnight courier to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

If to Parent or Merger Subsidiary, to:

Zayo Group, LLC

400 Centennial Parkway, Suite 200

Louisville, CO 80027

Attention: Scott Beer

Facsimile: (303) 226-5923

with copies to:

Gibson, Dunn & Crutcher LLP

1801 California Street

Denver, CO 80202

Attention: Steven K. Talley

Facsimile: (303) 313-2840

If to the Company, to:

Fibergate Holdings, Inc.

6076 Franconia Road – Suite C

Alexandria, VA 22310

Attention: Mr. William J. Boyle

Facsimile: (214) 750-2793

with a copy to:

Nelson Mullins Riley & Scarborough

101 Constitution Avenue NW, 9th Floor

Washington, DC 20001

Attention: Robert L. Hoegle

Facsimile: (202) 712-2836

If to the Joint Representatives, to:

William J. Boyle

2809 Central Ave

Alexandria VA 22302

and:

Louis M. Brown, Jr.

14102 Sullyfield Circle, Suite 150

Chantilly, VA 20151

In either case, with a copy to:

Nelson Mullins Riley & Scarborough

101 Constitution Avenue NW, 9th Floor

Washington, DC 20001

Attention: Robert L. Hoegle

Facsimile: (202) 712-2836

Any of the above addresses may be changed at any time by notice given as provided above; provided, however, that any such notice of change of address shall be effective only upon receipt. All notices, requests or instructions given in accordance herewith shall be deemed received on the date of delivery, if hand delivered, on the date of receipt, if transmitted by facsimile, three (3) Business Days after the date of mailing, if mailed by registered or certified mail, return receipt requested and one (1) Business Day after the date of sending, if sent by Federal Express or other recognized overnight courier.

11.8 Counterparts. This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

11.9 Time. Time is of the essence in each and every provision of this Agreement.

11.10 Entire Agreement. This Agreement (which term shall be deemed to include the exhibits and schedules hereto and the other certificates, documents and instruments delivered hereunder), the Indemnification Escrow Agreement, the Support Agreement, the other Transaction Documents and the Confidentiality Agreement constitute the entire agreement of the parties hereto and supersede all prior agreements, letters of intent and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement, the other Transaction Documents and the Confidentiality Agreement. There are no representations or warranties, agreements or covenants other than those expressly set forth in this Agreement, the other Transaction Documents and the Confidentiality Agreement.

11.11 Public Announcements. On or prior to the Closing, no party hereto shall issue any press release or make any public statement with respect to this Agreement or the transactions contemplated hereby without the prior written consent of Parent and the Company, except that any party may make any disclosure required by Applicable Law (including federal securities laws) if it determines in good faith that it is required to do so and, with respect to each such disclosure, provides the other with prior notice and a reasonable opportunity to review the disclosure.

11.12 Attorneys’ Fees. In any action or proceeding instituted by a party arising in whole or in part under, related to, based on, or in connection with, this Agreement or the subject matter hereof, the prevailing party shall be entitled to receive from the losing party reasonable attorney’s fees, costs and expenses incurred in connection therewith, including any appeals therefrom.

11.13 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto, whether by operation of law or otherwise. Any assignment in violation of the foregoing shall be null and void.

11.14 Rules of Construction.

(a) Each of the parties acknowledges that it has been represented by independent counsel of its choice throughout all negotiations that have preceded the execution of this Agreement and that it has executed the same with consent and upon the advice of said independent counsel. Each party and its counsel cooperated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto shall be deemed the work product of the parties and may not be construed against any party by reason of its preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against any party that draft it is of no application and is hereby expressly waived.

(b) The inclusion of any information in the Disclosure Schedules shall not be deemed an admission or acknowledgment, in and of itself and solely by virtue of the inclusion of such information in the Disclosure Schedules, that such information is required to be listed in the Disclosure Schedules or that such items are material to the Company, Parent or Merger Subsidiary, as the case may be. The headings, if any, of the individual sections of each of the Disclosure Schedules are inserted for convenience only and shall not be deemed to constitute a part thereof or a part of this Agreement. The Disclosure Schedules are arranged in sections corresponding to those contained in Section 3.1 and Section 3.2 merely for convenience, and the disclosure of an item in one section of the Disclosure Schedules as an exception to a particular representation or warranty shall be deemed adequately disclosed as an exception with respect to all other representations or warranties to the extent that the relevance of such item to such representations or warranties is reasonably apparent on the face of such item, notwithstanding the presence or absence of an appropriate section of the Disclosure Schedules with respect to such other representations or warranties or an appropriate cross reference thereto.

(c) The specification of any dollar amount in the representations and warranties or otherwise in this Agreement or in the Disclosure Schedules is not intended and shall not be deemed to be an admission or acknowledgment of the materiality of such amounts or items, nor shall the same be used in any dispute or controversy between the parties to determine whether any obligation, item or matter (whether or not described herein or included in any schedule) is or is not material for purposes of this Agreement.

(d) All references in this Agreement to Exhibits, Schedules, Articles, Sections, subsections and other subdivisions refer to the corresponding Exhibits, Schedules, Articles, Sections, subsections and other subdivisions of this Agreement unless expressly provided otherwise. Titles appearing at the beginning of any Articles, Sections, subsections or other subdivisions of this Agreement are for convenience only, do not constitute any part of such Articles, Sections, subsections or other subdivisions, and shall be disregarded in construing the language contained therein. The words “this Agreement,” “herein,” “hereby,” “hereunder” and “hereof” and words of similar import, refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited. The words “this Section,” “this subsection” and words of similar import, refer only to the Sections or subsections hereof in which such words occur. The word “including” (in its various forms) means “including, without limitation.” Pronouns in masculine, feminine or neuter genders shall be construed to state and include any other gender and words, terms and titles (including terms defined herein) in the singular form shall be construed to include the plural and vice versa, unless the context otherwise expressly requires. Unless the context otherwise requires, all defined terms contained herein shall include the singular and plural and the conjunctive and disjunctive forms of such defined terms.

(e) In each case under this Agreement in which the Company represents and warrants that it has furnished or provided Parent or Merger Subsidiary with, or made available to Parent or Merger Subsidiary, any documents (including, without limitation, contracts, financial statements, reports, and audits), such representation and warranty shall be deemed true to the extent such documents were available to representatives of Parent or Merger Subsidiary during the exclusivity period in the electronic data room maintained by RR Donnelley Venue at https://wwwna1.rrdvenue.com/p/2012000689/_layouts/rrdsunprogs/documentlibrary.aspx. For the avoidance of doubt, nothing within this Section 11.14(e) shall be construed or deemed to expand the scope of any representation or warranty made elsewhere in this Agreement or to make any additional representation or warranty.

11.15 Joint Liability. Each representation, warranty, covenant and agreement made by Parent or Merger Subsidiary in this Agreement shall be deemed a joint representation, warranty, covenant and agreement made by Parent and Merger Subsidiary jointly and all liability and obligations relating thereto shall be deemed a joint liability and obligation of Parent and Merger Subsidiary.

11.16 Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE COMMONWEALTH OF VIRGINIA, WITHOUT GIVING EFFECT TO ANY CONFLICTS OF LAW PROVISIONS.

11.17 Waiver of Jury Trial. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW THAT CANNOT BE WAIVED, EACH PARTY HEREBY IRREVOCABLY WAIVES AND COVENANTS THAT IT WILL NOT ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE) ANY RIGHT TO TRIAL BY JURY IN ANY FORUM IN RESPECT OF ANY ISSUE, CLAIM, DEMAND, ACTION OR CAUSE OF ACTION ARISING IN WHOLE OR IN PART UNDER, RELATED TO, BASED ON, OR IN CONNECTION WITH, THIS AGREEMENT OR THE SUBJECT MATTER HEREOF, WHETHER NOW EXISTING OR HEREAFTER ARISING AND WHETHER SOUNDING IN TORT OR CONTRACT OR OTHERWISE. ANY PARTY HERETO MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS SECTION 11.17 WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF EACH SUCH PARTY TO THE WAIVER OF ITS RIGHT TO TRIAL BY JURY.

11.18 Consent to Jurisdiction; Venue.

(a) The parties hereto submit to the personal jurisdiction of the courts of the Commonwealth of Virginia and the Federal courts of the United States sitting in Fairfax County, Virginia and any appellate court from any such state or Federal court, and hereby irrevocably and unconditionally agree that all claims with respect to any such claim may be heard and determined in such State court or, to the extent permitted by law, in such Federal court. The parties hereto agree that a final judgment in any such claim shall be conclusive and may be enforced in any other jurisdiction by suit on the judgment or in any other manner provided by law. Nothing in this Agreement shall affect any right that any party may otherwise have to bring any claim relating to this Agreement or any related matter against any other party or its assets or properties in the courts of any jurisdiction.

(b) Each of the parties hereto irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement or any related matter in any Virginia state or Federal court located in Fairfax County and the defense of an inconvenient forum to the maintenance of such claim in any such court.

11.19 Enforcement. Except as contemplated by Section 9.3, the parties hereto agree that irreparable damage would occur in the event that any provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, except as contemplated by Section 9.3, the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any federal court sitting in the Commonwealth of Virginia or in any Virginia state court, in addition to any other remedy to which any party is entitled at law or in equity.

ARTICLE XII

THE JOINT REPRESENTATIVES

By their execution and delivery of this Agreement, the Company, Parent, Merger Subsidiary and the Joint Representatives hereby agree as follows:

12.1 Authorization of the Joint Representatives. Immediately upon the approval of this Agreement by the requisite vote or written consent of the Securityholders, each Securityholder shall be deemed to have consented to the appointment, authorization and empowerment of the Joint Representatives to act as the agent of the Securityholders in connection with, and to facilitate the consummation of the transactions contemplated by, this Agreement and the other Transaction Documents, and in connection with the activities to be performed on behalf of the Securityholders under this Agreement and the Indemnification Escrow Agreement, for the purposes and with the powers and authority hereinafter set forth in this Article XII and in the Indemnification Escrow Agreement, which shall include the full power and authority:

(a) to execute and deliver the Indemnification Escrow Agreement (with such modifications or changes thereto as to which the Joint Representatives, in their reasonable discretion, shall have consented to) and to agree to such amendments or modifications thereto as the Joint Representatives, in their reasonable discretion, may deem necessary or desirable to give effect to the matters set forth in Article X and this Article XII;

(b) to take such actions and to execute and deliver such waivers and consents in connection with this Agreement and the other Transaction Documents and the consummation of the transactions contemplated hereby and thereby as the Joint Representatives, in their reasonable discretion, may deem necessary or desirable to give effect to the intentions of this Agreement and the other Transaction Documents;

(c) as the Joint Representatives of the Securityholders, to enforce and protect the rights and interests of the Securityholders and to enforce and protect the rights and interests of the Joint Representatives arising out of or under or in any manner relating to this Agreement, the Escrow Agreement and each other Transaction Document and, in connection therewith, to (i) resolve all questions, disputes, conflicts and controversies concerning (A) the determination of any amounts (including Common Per Share Closing Consideration, and Option Per Share Closing Consideration) pursuant to Article II and (B) Indemnification Claims pursuant to Article X; (ii) employ such agents, consultants and professionals, to delegate authority to its agents, to take such actions and to execute such documents on behalf of the Securityholders in connection with Article II and Article X and the Indemnification Escrow Agreement as the Joint Representatives, in their reasonable discretion, deem to be in the best interest of the Securityholders; (iii) assert or institute any claim, action, proceeding or investigation; (iv) investigate, defend, contest or litigate any claim, action, proceeding or investigation initiated by Parent or the Merger Subsidiary, or any other Person, against the Joint Representatives and/or the Indemnification Escrow Amount, and receive process on behalf of any or all Securityholders in any such claim, action, proceeding or investigation and compromise or settle on such terms as the Joint Representatives shall determine to be appropriate, give receipts, releases and discharges on behalf of all of the Securityholders with respect to any such claim, action, proceeding or investigation; (v) file any proofs, debts, claims and petitions as the Joint Representatives may deem advisable or necessary; (vi) settle or compromise any claims asserted under Article II or Article X or under the Indemnification Escrow Agreement; (vii) assume, on behalf of all of the Securityholders, the defense of any claim that is the basis of any claim asserted under Article II or Article X or under the Indemnification Escrow Agreement; and (viii) file and prosecute appeals from any decision, judgment or award rendered in any of the foregoing claims, actions, proceedings or investigations, it being understood that the Joint Representatives shall not have any obligation to take any such actions, and shall not have liability for any failure to take such any action;

(d) to enforce payment from the Indemnification Escrow Amount and of any other amounts payable to the Securityholders, in each case on behalf of the Securityholders, in the name of the Joint Representatives;

(e) to authorize and cause to be paid out of the Indemnification Escrow Amount the full amount of any Parent Indemnification Claims in favor of any Parent Indemnified Person pursuant to Article X and also any other amounts to be paid out of the Indemnification Escrow Amount pursuant to this Agreement and the Indemnification Escrow Agreement;

(f) to receive and cause to be paid to Securityholders in accordance with Article II any Indemnification Escrow Distributions received by the Joint Representatives, provided that the Joint Representatives may discharge such duty by requesting that such funds be paid directly to the Paying Agent and requesting that the Paying Agent make such distributions to the Securityholders;

(g) to waive or refrain from enforcing any right of the Securityholders or any of them and/or of the Joint Representatives arising out of or under or in any manner relating to this Agreement, the Indemnification Escrow Agreement or any other Transaction Document; and

(h) to make, execute, acknowledge and deliver all such other agreements, guarantees, orders, receipts, endorsements, notices, requests, instructions, certificates, stock powers, letters and other writings, and, in general, to do any and all things and to take any and all action that the Joint Representatives, in their sole and absolute direction, may consider necessary or proper or convenient in connection with or to carry out the activities described in paragraphs (a) through (g) above and the transactions contemplated by this Agreement, the Indemnification Escrow Agreement and the other Transaction Documents.

All decisions, actions, consents and instructions by the Joint Representatives shall be binding upon all Securityholders, and no Securityholder shall have the right to object to, dissent from, protest or otherwise contest any such decision, action, consent or instruction. Parent, Merger Subsidiary, the Surviving Corporation and its Subsidiaries shall be entitled to rely exclusively upon the communications of the Joint Representatives relating to the foregoing as the communications of the Securityholders. None of Parent, Merger Subsidiary or the Surviving Corporation (a) need be concerned with the authority of the Joint Representatives to act on behalf of all Securityholders hereunder, or (b) shall be held liable or accountable in any manner for any act or omission of the Joint Representatives in such capacity.

Notwithstanding anything to the contrary contained herein, the parties acknowledge and agree that (i) the Joint Representatives may not enter into or grant any amendments or modifications described in Section 12.1(a) or waivers or consents described in Section 12.1(b) unless such amendments, modifications, waivers or consents shall affect each Securityholder similarly and to the same relative extent, and (ii) any such amendment, modification, waiver or consent that does not affect any Securityholder similarly and to the same relative extent as it affects other Securityholders must be executed by such Securityholder to be binding on such Securityholder.

The grant of authority provided for in this Section 12.1 (i) is coupled with an interest and is being granted, in part, as an inducement to the Company, Parent and Merger Subsidiary to enter into this Agreement and shall be irrevocable and survive the death, incompetency, bankruptcy or liquidation of any Securityholder and shall be binding on any successor thereto, and (ii) shall survive any distribution from the Escrow Agent.

Any Joint Representative may resign at any time, and may be removed for any reason or no reason by the vote or written consent of the Securityholders holding a majority of the Common Shares as of the Effective Time (the “Majority Holders”). In the event of the death, incapacity, resignation or removal of a Joint Representative, a new Joint Representative shall be appointed by the vote or written consent of the Majority Holders. Notice of such vote or copy of the written consent appointing such new Joint Representative shall be sent to Parent and, after the Effective Time, to the Surviving Corporation, such appointment to be effective upon the alter of the date indicated on such consent or the date such consent is received by Parent and, after the Effective Time, the Surviving Corporation; provided, that until such notice is received, the Parent, Merger Subsidiary and the Surviving Corporation, as applicable, shall be entitled to rely on the decisions, actions, consents, and instructions of the prior Joint Representative as described in this Section 12.1.

12.2 Compensation; Exculpation; Indemnity.

(a) The Joint Representatives shall not be entitled to any fee, commission or other compensation for the performance of services hereunder.

(b) In dealing with this Agreement, the Indemnification Escrow Agreement and any instruments, agreements or documents relating thereto, and in exercising or failing to exercise all or any of the powers conferred upon the Joint Representatives hereunder or thereunder, (i) the Joint Representatives shall not assume any, and shall incur no, responsibility whatsoever to any Securityholder by reason of any error in judgment or other act or omission performed or omitted hereunder or in connection with this Agreement, the Indemnification Escrow Agreement or any other Transaction Document, unless by the Joint Representatives’ gross negligence or willful misconduct, and (ii) the Joint Representatives shall be entitled to rely on the advice of counsel, public accountants or other independent experts experienced in the matter at issue, and any error in judgment or other act or omission of the Joint Representatives pursuant to such advice shall in no event subject the Joint Representatives to liability to any Securityholder unless by the Joint Representatives’ gross negligence or willful misconduct. Except as set forth in the previous sentence, notwithstanding anything to the contrary contained herein, the Joint Representatives, in their role as Joint Representatives, shall have no liability whatsoever to the Company, Parent, Merger Subsidiary or the Surviving Corporation or any other Person.

(c) Each Securityholder, severally, shall indemnify the Joint Representatives up to, but not exceeding, an amount equal to the aggregate portion of the amounts received by such Person under Article II of this Agreement, which indemnification shall be paid by such Securityholder pro rata in accordance with the portion of the aggregate amounts received by such Person under Article II of this Agreement, against all damages, liabilities, claims, obligations, costs and expenses, including reasonable attorneys’, accountants’ and other experts’ fees and the amount of any judgment against either of them, of any nature whatsoever, arising out of or in connection with any claim or in connection with any appeal thereof, relating to the acts or omissions of the Joint Representatives hereunder, under the Indemnification Escrow Agreement or otherwise, except for such damages, liabilities, claims, obligations, costs and expenses, including reasonable attorneys’, accountants’ and other experts’ fees and the amount of any judgment against the Joint Representatives that arise from the Joint Representatives’ gross negligence or willful misconduct, including the willful breach of this Agreement or the Indemnification Escrow Agreement. The foregoing indemnification shall not be deemed exclusive of any other right to which the Joint Representatives may be entitled apart from the provisions hereof and is intended to provide the Joint Representatives indemnity for their own negligence. In the event of any indemnification under this Section 12.2(c), each Securityholder shall promptly deliver to the Joint Representatives full payment of his, her or its ratable share of such Indemnification Claim.

(d) All of the indemnities, immunities and powers granted to the Joint Representatives under this Agreement shall survive the Closing and/or any termination of this Agreement and the Indemnification Escrow Agreement.

(e) The Joint Representatives shall, from time to time, be entitled to request and receive out of the Indemnification Escrow Amount such amounts as may be necessary to reimburse the Joint Representatives for all reasonable out-of-pocket fees and expenses incurred by the Joint Representatives in the exercise of their rights or the performance of their duties hereunder, up to a maximum of $250,000 in the aggregate.

The Remainder of the Page Intentionally Left Blank.

Signature Page Follows.

IN WITNESS WHEREOF, the Company, Parent and Merger Subsidiary have caused this Agreement to be signed, all as of the date first written above.

FIBERGATE HOLDINGS, INC.

By:	/S/ WILLIAM BOYLE
Name:	William Boyle
Title:	President

ZAYO GROUP, LLC

By:	/S/ SCOTT BEER
Name:	Scott Beer
Title:	General Counsel and Secretary

ZAYO FM SUB, INC.

By:	/S/ SCOTT BEER
Name:	Scott Beer
Title:	General Counsel and Secretary

/s/ William J. Boyle William J. Boyle, solely in his capacity as a Joint Representative

/s/ Louis M. Brown, Jr. Louis M. Brown, Jr., solely in his capacity as a Joint Representative

EXECUTION COPY

EXHIBIT A

DEFINITIONS

“Affiliate” means, with respect to any Person, any other Person controlling, controlled by or under common control with such Person. For purposes of this definition, the term “control” (and correlative terms) means the power, whether by contract, equity ownership or otherwise, to direct the policies or management of a Person.

“Antitrust Laws” means, collectively, (a) the HSR Act; (b) the Sherman Antitrust Act of 1890, as amended; (c) the Clayton Act of 1914, as amended; (d) the Federal Trade Commission Act of 1914, as amended; and (e) any other Applicable Law designed to prohibit, restrict, or regulate actions for the purpose or effect of monopolization or restraint of trade.

“Applicable Laws” means all laws, statutes, rules, regulations, ordinances, judgments, orders, decrees, injunctions and writs of any Governmental Authority having jurisdiction over the business or operations of the Company and its Subsidiaries, as may be in effect on the date of this Agreement.

“Business Day” means any day other than (a) a Saturday, Sunday or federal holiday or (b) a day on which commercial banks in New York, New York are authorized or required to be closed.

“Cash” shall mean cash and cash equivalents (including marketable securities and short-term investments) calculated in accordance with GAAP.

“Certificate” means a certificate representing Outstanding Common Shares.

“Code” means the United States Internal Revenue Code of 1986, as amended. All references to the Code, U.S. Treasury regulations or other governmental pronouncements shall be deemed to include references to any applicable successor regulations or amending pronouncement.

“Common Stock” means the Common Stock of the Company, par value $0.01 per share.

“Common Shareholder” means the holders of shares of Common Stock.

“Communications Act” means the Communications Act of 1934, as amended , inter alia, by the Cable Communications Policy Act of 1984, the Cable Television Consumer Protection and Competition Act of 1992 and the Telecommunications Act of 1996, as such statutes may be amended from time to time.

“Communications Laws” means (i) the Communications Act, (ii) the rules, regulations, published orders, policies and decisions promulgated by the FCC and interpretations thereof by federal courts of competent jurisdiction, (iii) any state telecommunications or other similar Laws and (iv) the rules, regulations, published orders, policies and decisions promulgated by the telecommunications regulatory agencies of the U.S. states and territories and interpretations thereof by courts of competent jurisdiction, in each case, as applicable to the ownership or the conduct of the Company.

“Company Disclosure Schedule” means, collectively, that certain disclosure letter of even date with this Agreement from the Company to Parent delivered concurrently with the execution and delivery of this Agreement and any Supplemental Disclosure Letters delivered by the Company to Parent from time to time after the date of this Agreement.

“Company Transaction Costs” means all fees, costs and expenses of any brokers, financial advisors, consultants, accountants, attorneys or other professionals engaged by the Company in connection with the structuring, negotiation or consummation of the transactions contemplated by this Agreement and the other Transaction Documents.

“Confidentiality Agreement” means that certain Confidentiality and Non-Disclosure Agreement, dated as of March 26, 2012, by and between the Company and Parent.

“Consents” means all authorizations, consents, orders or approvals of, or registrations, declarations or filings with, or expiration of waiting periods imposed by, any Governmental Authority, in each case that are necessary in order to consummate the transactions contemplated by this Agreement and the other Transaction Documents, and all consents and approvals of third parties necessary to prevent any conflict with, violation or breach of, or default under, the Material Contracts.

“Disclosure Schedules” means the Company Disclosure Schedule and the Parent Disclosure Schedule.

“DOJ” means the United States Department of Justice.

“Employee Benefit Plan” means any “employee benefit plan” within the meaning of Section 3(3) of ERISA and any bonus, deferred compensation, retirement, pension, profits sharing, incentive compensation, stock ownership, stock purchase, stock option, phantom stock, supplemental retirement, dependent care, vacation, severance, termination pay, disability, death benefit, health, medical, hospitalization or insurance plan, program, practice or policy providing benefits to any present or former employee or contractor of the Company or any member of the Aggregated Group or that is maintained or sponsored by any such entity or with respect to which any such entity has or could have any liability (contingent or otherwise).

“Environmental Laws” means the Applicable Laws pertaining to the environment, natural resources and employee health and safety, including: (a) the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended; (b) the Emergency Planning and Community Right to Know Act, as amended; (c) the Solid Waste Disposal Act, as amended; (d) the Clean Air Act, as amended; (e) the Clean Water Act, as amended; (f) the Toxic Substances Control Act, as amended; (g) the Occupational Safety and Health Act of 1970, as amended; (h) the Oil Pollution Act of 1990, as amended; and (i) the Hazardous Materials Transportation Act, as amended, as each of the foregoing are in effect on the date of this Agreement.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“FCC” means the Federal Communications Commission.

“FTC” means the Federal Trade Commission.

“GAAP” means generally accepted accounting principles in the United States, consistently applied.

“Governmental Authority” means any governmental department, commission, board, bureau, agency, court or other instrumentality, whether foreign or domestic, of any country, nation, republic, federation or similar entity or any state, county, parish or municipality, jurisdiction or other political subdivision thereof.

“Hazardous Substances” means (a) any hazardous materials, hazardous wastes, hazardous substances, toxic wastes and toxic substances as those or similar terms are defined under any Environmental Laws; (b) any asbestos or any material that contains any hydrated mineral silicate, including chrysolite, amosite, crocidolite, tremolite, anthophylite and/or actinolite, whether friable or non-friable; (c) PCBs or PCB-containing materials or fluids; (d) radon; (e) any other hazardous, radioactive, toxic or noxious substance, material, pollutant, contaminant, constituent, or solid, liquid or gaseous waste, including medical wastes, regulated under any Environmental Law; (f) any petroleum, petroleum hydrocarbons, petroleum products, crude oil and any fractions or derivatives thereof, any oil or gas exploration or production waste and any natural gas, synthetic gas and any mixtures thereof; and (g) any substance that, whether by its nature or its use, is subject to regulation under any Environmental Laws or with respect to which any Environmental Laws or Governmental Authority requires environmental investigation, monitoring or remediation.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indebtedness” shall mean any and all indebtedness and other obligations (including unpaid principal, accreted value, prepayment or other premiums, and accrued but unpaid interest) for (a) borrowed money, (b) deferred purchase price and conditional sale obligations (other than trade accounts payable arising in the ordinary course of business), (c) all obligations under financing or capital leases, (d) obligations for reimbursement of any obligor or any drawn letter of credit, surety bonds, banker’s acceptance or similar transaction, or (e) any guarantee of any of the foregoing or any similar obligation of another Person, but in no case will include any amounts included in the calculation of Net Working Capital; provided for purposes of clarification that Indebtedness shall include amounts with respect to the foregoing paid by Parent on the Closing Date as if such amounts were still outstanding at the close of business on the Closing Date.

“Indemnification Claim” means a Parent Indemnification Claim or a Securityholder Indemnification Claim, as the case may be.

“Indemnification Escrow Account” has the meaning set forth in the Escrow Agreement.

“Indemnification Escrow Agent” means SunTrust Bank.

“Indemnification Escrow Agreement” means the Indemnification Escrow Agreement, in substantially the form substantially in the form attached as Exhibit D hereto, entered into on or prior to the Closing by and among Parent, the Joint Representatives and the Indemnification Escrow Agent.

“Indemnification Escrow Distribution” means the amount of any distribution out of the Indemnification Escrow Account to the Indemnification Paying Agent or the Joint Representatives for the benefit of the Securityholders.

“Indemnified Persons” means the Parent Indemnified Persons or the Securityholder Indemnified Persons, as the case may be.

“Indemnifying Person” means Parent and the Surviving Corporation, jointly and severally, in the case of any Securityholder Indemnification Claim, or the Securityholders acting through the Joint Representatives, in the case of any Parent Indemnification Claim.

“Intellectual Property” means the following intellectual property rights, including both statutory and common law rights, as applicable: (a) copyrights; (b) trademarks, service marks, trade names, slogans, domain names, logos, and trade dress, and registrations and applications for registrations thereof; (c) patents and patent applications (including all reissues, divisions, continuations, continuations-in-part, renewals and extensions of the foregoing); (d) trade secrets and confidential information, including but not limited to, ideas, designs, concepts, compilations of information, methods, techniques, procedures, processes and other know-how, whether or not patentable; and (e) registrations for any of the foregoing.

“Joint Representatives” means William J. Boyle and Louis M. Brown, Jr., and any successor representative(s) appointed to act on their behalf.

“Knowledge” means (i) with respect to the Company, the actual knowledge, after reasonable investigation of the following individuals: the Chief Executive Officer, the Chief Operating Officer and the Chief Financial Officer, and Vice President of Sales of the Company and (ii) with respect to Parent or Merger Subsidiary, the actual knowledge, after reasonable investigation, of the following individuals: the Chief Executive Officer, Chief Financial Officer, and General Counsel.

“Leased Real Property” means all of the premises leased by the Company or any of its Subsidiaries pursuant to any leases, site leases, subleases, licenses and other occupancy agreements related to real property.

“Liens” means liens, pledges, voting agreements, voting trusts, proxy agreements, security interests, mortgages, and other possessory interests, conditional sale or other title retention agreements, assessments, easements, rights-of-way, covenants, restrictions, rights of first refusal, encroachments, and other burdens, options or encumbrances of any kind.

“Losses” means any and all claims, demands, suits, proceedings, judgments, losses, charges, penalties, and fees, costs and expenses (including reasonable attorneys’ fees and expenses) sustained, suffered or incurred by any Indemnified Person in connection with, or related to, any matter which is the subject of indemnification under Article X; provided, however, that in computing the amount of any Losses for purposes of determining the liability of any Indemnifying Person under Article X, (a) the amount of any insurance proceeds actually received by the Indemnified Person, less any deductibles, shall be deducted from such Losses; (b) the amount of any Tax benefit actually used to reduce Taxes by the Indemnified Person arising from the incurrence or payment of any such Losses shall be deducted from such Losses; and (c) the amount of any Losses in the form of punitive or exemplary damages shall not be included in Losses that an Indemnified Person may seek indemnification under Article X, except for punitive or exemplary damages awarded in connection with a Third Party Claim.

“Material Adverse Effect” means any change, circumstance, effect, event or fact that individually or in the aggregate (a) has, or could reasonably be expected to have, a material and adverse effect on the business, assets, properties, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole or (b) prevents or materially delays or materially impairs, or would reasonably be expected to prevent or materially delay or materially impair the ability of the Company to consummate the transactions contemplated by this Agreement; provided, however, that no change, circumstance, effect, event or fact shall be deemed (individually or in the aggregate) to constitute, nor shall any of the foregoing be taken into account in determining whether there has been or may be, a Material Adverse Effect, to the extent that such change, circumstance, effect, event or fact results from, arises out of, or relates to (a) a general deterioration in the economy or in the economic conditions prevalent in the industry in which the Company and its Subsidiaries operate (to the extent the Company and its Subsidiaries, taken as a whole, are not disproportionately affected thereby); (b) the outbreak or escalation of hostilities involving the United States, the declaration by the United States of a national emergency or war or the occurrence of any other calamity or crisis, including acts of terrorism; (c) the disclosure of the fact that Parent is the prospective acquirer of the Company; (d) the announcement or pendency of the transactions contemplated by this Agreement or any other Transaction Document; (e) any change in accounting requirements or principles imposed upon the Company, its Subsidiaries or their respective businesses or any change in Applicable Laws, or the interpretation thereof; (f) actions taken by Parent or any of its Affiliates; or (g) compliance with the terms of, or the taking of any action required by, this Agreement or any other Transaction Document.

“Material Contract” means:

(a) each contract or agreement that is executory in whole or in part and was not entered into in the ordinary course of business and that involves expenditures or receipts of the Company or any of its Subsidiaries for goods or services of an amount in excess of $100,000 after the date of this Agreement;

(b) each lease, rental or occupancy agreement, installment and conditional sale agreement, and any other contract or agreement, in each case, affecting the ownership of, leasing of, title to or use of any Real Property;

(c) each joint venture, partnership or any other material contract or agreement involving a sharing of profits, losses, costs or liabilities by the Company or any of its Subsidiaries with any other Person;

(d) each contract or agreement containing covenants that in any way purport to restrict or prohibit the business activity of the Company or any of its Subsidiaries or limit the freedom of the Company or any of its Subsidiaries thereof to engage in any line of business or to compete with any Person, including non-solicitation, non-competition, and most-favored nation pricing restrictions, which are not terminable without payment by the Company or any of its Subsidiaries on sixty (60) days notice;

(e) each contract or agreement with any director, officer, employee, or any Affiliate of the Company or any of its Subsidiaries, or non-employee sales representative or agent;

(f) each contract granting an Encumbrance (other than a Permitted Lien) upon any material asset of the Company or any of its Subsidiaries, or an indenture, mortgage, promissory note, security agreement, guaranty, pledge or other agreement or commitment for the borrowing of money, relating to Indebtedness, for a line of credit or for any capital leases;

(g) each contract with the twenty (20) largest customers of the Company and its Subsidiaries year-to-date based on the dollar amount of invoiced monthly recurring revenue through March 31, 2012;

(h) any contract with respect to network infrastructure or indefeasible rights of use of capacity or infrastructure (any such contract, an “IRU”) or LTOP, each with a remaining term of more than twenty (20) years;

(i) each contract relating to the acquisition of an equity interest in, or substantially all of the assets or business of, any other Person;

(j) each contract relating to the indemnification of any Person with respect to liabilities relating to any current or former business of the Company and its Subsidiaries (other than standard indemnification provisions in the ordinary course of business);

(k) each contract or agreement set forth on Company Disclosure Schedule 3.1(s); and

(l) any agreement not made in the ordinary course of business and that is material to the business of the Company and its Subsidiaries, except as otherwise listed in response to clauses (a) through (k) above.

“Merger Consideration” means $117,000,000 (the “Base Amount”) (i) plus the Option Consideration, (ii) minus the Net Working Capital Adjustment, (iii) minus the Debt Adjustment, and as otherwise adjusted pursuant to the terms of this Agreement.

“Net Working Capital” means the current assets of the Company minus the current liabilities of the Company. For purposes of clarification, current liabilities shall include (i) the aggregate amount of the U.S. federal, state, local and foreign income Tax withholding and employment Taxes (whether imposed on the employer or the employee under applicable Law) payable with respect to the exercise, cancellation, or surrender of stock options to purchase Company stock in connection with the transactions contemplated by this Agreement, to the extent such amounts have not been remitted to the applicable Governmental Authority as of the Closing and (ii) any current liabilities of the Company paid by Parent on the Closing Date as if such liabilities were still outstanding at the close of business on the Closing Date and (iii) the Company Transaction Costs (including those paid by Parent on the Closing Date as if such liabilities were still outstanding at the close of business on the Closing Date).

“Options” means the collective reference to all options to purchase shares of Common Stock issued pursuant to the Stock Option Plan and any and all other options to purchase shares of Common Stock.

“Outstanding Common Shares” means the shares of Common Stock outstanding immediately prior to the Effective Time.

“Option Consideration” means the aggregate exercise price of all Outstanding Options (other than any Options with an exercise price per share equal to or in excess of the Per Share Price).

“Outstanding Option Shares” means the number of shares of Common Stock issuable immediately prior to the Effective Time if the Outstanding Options were exercised immediately prior to the Effective Time (assuming that all of the Outstanding Options are fully vested and exercisable immediately prior to the Effective Time).

“Parent Disclosure Schedule” means the disclosure letter of even date with this Agreement from the Parent to the Company delivered concurrently with the execution and delivery with this Agreement.

“Parent Indemnified Persons” means (a) Parent; (b) Merger Subsidiary; (c) the Surviving Corporation and each of its Subsidiaries; (d) with respect to the Persons set forth in clauses (a) through (c), each of their respective Affiliates, assigns and successors in interest; and (e) with respect to the Persons set forth in clauses (a) through (d), each of their respective shareholders, members, partners, directors, officers, employees, agents, attorneys and representatives.

“Per Share Price” means (a) the Merger Consideration divided by (b) the sum of the number of the Outstanding Common Shares and the Outstanding Option Shares (but specifically excluding any Options with an exercise price per share equal to or in excess of the Per Share Price).

“Permitted Encumbrances” means (a) statutory Liens for current Taxes not yet due and payable or being contested in good faith by appropriate proceedings; (b) mechanics’, carriers’, workers’, repairers’ and other similar Liens imposed by Applicable Law arising or incurred in the ordinary course of business and consistent with past practices of the Company or any of its Subsidiaries for obligations that are not overdue or that are being contested in good faith by appropriate proceedings; (c) Liens on leases of real property arising from the provisions of such leases, including, in relation to Leased Real Property, any agreements and/or conditions imposed on the issuance of land use permits, zoning, business licenses, use permits or other entitlements of various types issued by any Governmental Authority, necessary or beneficial to the continued use and occupancy of such Leased Real Property or the continuation of the business conducted by the Company or any of its Subsidiaries; (d) pledges or deposits made in the ordinary course of business and consistent with past practices of the Company or any of its Subsidiaries in connection with workers’ compensation, unemployment insurance and other social security legislation; (e) deposits to secure the performance of bids, contracts (other than for borrowed money), leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature incurred in the ordinary course of business and consistent with past practices of the Company or any of its Subsidiaries; (f) zoning regulations and restrictive covenants and easements of record that do not detract in any material respect from the value of the Leased Real Property and do not materially and adversely affect, impair or interfere with the use of any property affected thereby; (g) public utility easements of record, in customary form, to serve the Real Property; (h) Liens securing all or any portion of the amounts outstanding under the Credit Agreements; (i) landlords’ Liens in favor of landlords under the leases with respect to the Leased Real Property; and (j) mortgages, deeds of trust and other security instruments, and ground leases or underlying leases covering the title, interest or estate of such landlords with respect to the Leased Real Property and to which the leases with respect to the Leased Real Property are subordinate.

“Person” means an individual, corporation, partnership, limited liability company, association, trust, unincorporated organization or other entity.

“Post-Closing Tax Year” means any taxable year, short or otherwise, beginning with the date immediately following the Closing Date.

“Pre-Closing Period Taxes” means any Taxes imposed on the Company or its Subsidiaries attributable to a Pre-Closing Tax Period.

“Pre-Closing Short Year” means a short taxable year ending on and including the Closing Date.

“Pre-Closing Straddle Period” means that portion of a Straddle Period that ends on and includes the Closing Date.

“Pre-Closing Straddle Period Taxes” means (a) with respect to Taxes imposed on the Company or either of the Subsidiaries and imposed on or measured by sales, use, value-added, income receipts, profits, or payment of wages, all such Taxes that would have been due had the Straddle Period ended on and included the Closing Date and (b) with respect to all other Taxes imposed on the Company or its Subsidiaries, the total of all other such Taxes for the Straddle Period multiplied by a fraction, the numerator of which is the number of days in the Pre-Closing Straddle Period, and the denominator of which is the number of days in the entire Straddle Period.

“Pre-Closing Tax Period” means any Tax period (or portion thereof) ending on the Closing Date, or ending before the Closing Date.

“Securityholders” means, collectively, the Shareholders and the Optionholders.

“Securityholder Indemnified Persons” means (a) the Securityholders; (b) each of the Securityholders’ respective Affiliates, assigns and successors in interest; and (c) with respect to the Persons set forth in clauses (a) and (b), each of their respective shareholders, members, partners, directors, officers, employees, agents, attorneys and representatives.

“Stock Option Plan” means the Company’s Amended and Restated Stock Option Plan, effective January 23, 2009.

“Shareholders” means the Common Shareholders.

“Straddle Period” means any taxable period beginning before and ending after the Closing Date.

“Subsidiary” means, with respect to any Person, another Person in which such first Person owns, directly or indirectly, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its board of directors or other governing body (or, if there are no such voting interests, 50% or more of the equity interests of such Person).

“Taxes” means taxes, charges, fees, imposts, levies, interest, penalties, additions to tax or other assessments or fees of any kind, including, but not limited to, income, corporate, capital, excise, property, sales, use, turnover, value added and franchise taxes, deductions, withholdings and customs duties, imposed by any Governmental Authority.

“Tax Returns” means any return, report, statement, information return or other document (including any related or supporting information) filed or required to be filed with any Governmental Authority in connection with the determination, assessment, collection or administration of any Taxes or the administration of any laws, regulations or administrative requirements relating to any Taxes.

“Termination Fee” means $3,510,000.

“Transaction Documents” means, collectively, this Agreement and each other agreement, document and instrument required to be executed in accordance herewith.

List of Other Defined Terms in the Agreement.

Terms	Defined in Section

Aggregated Group	3.1(q)(i)(A)

Agreement	Preamble

Applicable Laws	3.1(h)

Arbiter	2.10(g)

Articles of Merger	2.2

Asserted Liability	10.5(a)

Balance Sheet	3.1(g)(i)

Balance Sheet Date	3.1(g)(ii)

Base Amount	Exhibit A

Cap	5.5(d)

Claims Notice	10.5(a)

Closing	8.1

Closing Date	8.1

Commitment Letters	3.2(e)

Common Per Share Closing Consideration	2.9(c)

Company	Preamble

Company Permits	3.1(h)

Cure Period	9.1(b)(i)

Debt Adjustment	2.10(b)

Dispute Notice	2.10(e)

Disputed Matters	2.10(e)

Dissenting Shares	2.11(b)

Divestiture Condition	6.1(b)

Terms	Defined in Section

D&O Indemnified Liabilities	5.4(a)

D&O Indemnified Persons	5.4(a)

Effective Time	2.2

Exchange Account	2.14(a)

Expiration Date	10.1

Financial Statements	3.1(g)(i)

Indemnification Escrow Amount	2.15

Independent Accounting Firm	2.10(g)

Letter of Transmittal	2.14(b)(i)

Merger	2.1

Merger Subsidiary	Preamble

Minimum Loss	10.4(a)

Net Working Capital Adjustment	2.10(a)

Optionholder	2.8

Option Per Share Closing Consideration	2.9(c)

Option Surrender Agreement	2.14(b)(ii)

Outstanding Option	2.8

Parent	Preamble

Parent Indemnification Claim	10.2

Paying Agent	2.13(c)

Per Share Price	2.9(a)

Permitted Liens	3.1(m)

Terms	Defined in Section

Preliminary Closing Indebtedness	2.10(c)

Preliminary Closing NWC	2.10(c)

Preliminary Closing Statement	2.10(c)

Post-Closing Statement	2.10(d)

Review Period	2.10(d)

Securityholder Indemnification Claim	10.3

Supplemental Disclosure Item	4.4(b)

Supplemental Disclosure Letter	4.4(b)

Surviving Corporation	2.1

Target Closing Indebtedness	2.10(b)

Target Closing NWC	2.10(a)

Termination Date	9.1(b)(iii)

VSCA	Preliminary Statements

Waived Breaches	8.3

WARN Act	5.5